Pinnacle[SM]

FINANCIAL PARTNERS

INC

RE 12-31-03




04011640

2003 ANNUAL REPORT

PINNACLE MISSION

To provide extraordinary products, service and financial advice enthusiastically and confidently at a level superior to all other financial service providers.

To provide a rewarding and meaningful experience for associates in an exciting and challenging work environment where ideas are shared and valued with emphasis placed on continuing learning opportunities and a balance of life.

To be a positive and active role model in our communities.

To increase shareholder wealth by consistently outperforming comparable peers.

Letter to Shareholders



Dear Fellow Shareholders:

2003 was a phenomenal year for Pinnacle as we reached new milestones and continued to build momentum for the future. With year-end assets increasing almost $200 million from 2002 and approaching $500 million in total, we maintained our top position as the largest Nashville-based financial firm and the fastest-growing of all commercial banks chartered in the United States during 2000. Our net income increased by more than $1.9 million, resulting in a 210 percent increase in earnings per diluted share in 2003 compared to 2002. We were particularly pleased that we managed this substantial growth while maintaining asset quality far superior to the industry standard.

2003 was also a year of continued investment to ensure rapid growth in the future, as we:

- Opened two new offices in geographic areas that, when combined with our existing offices, provide proximity to almost 70 percent of all deposits in the Nashville MSA;
- Strengthened our mortgage lending capabilities and began building a wealth management practice to focus on individuals who need expert advice on increasing, protecting, and distributing their wealth;
- Completed the issuance of $10 million in trust preferred securities in December, providing capital support for the continued growth of our balance sheet; and
- Recruited 37 highly experienced associates, including 16 in the fourth quarter, further demonstrating our commitment to provide sound financial advice from seasoned professionals with experience in this market.

We have said from the outset that our associates create the difference between Pinnacle and our competitors. For this reason, we are extremely pleased to have achieved an associate retention rate of 96 percent and to have been recognized by the *Nashville Business Journal* as the Best Place to Work among mid-sized businesses in Middle Tennessee. Most importantly, this focus on expert advice from service-oriented associates has resulted in 100 percent of our clients reporting Pinnacle is recognizably better than our competitors on client satisfaction surveys.

Moving into 2004 we plan to continue to invest in people and opportunities that further strengthen our position and add value for our shareholders. Among our priorities:

- Recruit approximately 25 seasoned financial experts with experience in the Nashville market;
- Open two new offices – an additional office in affluent Williamson County and the other in Nashville's popular West End area, bringing our total number of offices to seven; and
- Continued emphasis on our relatively new mortgage lending unit and wealth management practice to enhance fee income for 2004.

Over the next two years we believe we will grow at a rate comparable to our first three years. To manage this opportunity, we will be dedicating resources to ensure an infrastructure that supports this exceptional growth.

We will also continue to focus on maintaining our very strong alignment between the company and our shareholder interests. Presently, 100 percent of Pinnacle's associates have an equity interest in Pinnacle through stock options and our 401(k) plan, and more than 20 percent of the firm's equity is held by insiders/Pinnacle associates. We believe "broad-based" equity ownership by Pinnacle's associates through its stock incentive and 401(k) plans and a significant financial stake in Pinnacle by its key insiders are critical components in creating long-term value for every shareholder.

Thank you for the continued confidence you have placed in Pinnacle. As always, we welcome your questions, advice, and feedback.

Sincerely,



M. Terry Turner
President and CEO



Robert A. McCabe, Jr.
Chairman

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Quarterly Asset Growth
(in thousands)
$66,141
$101,187
$130,158
$175,439
$192,476
$229,795
$278,750
$305,279
$348,366
$403,229
$440,693
$498,421
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03



Quarterly Deposit Growth
(in thousands)
$47,285
$74,890
$100,104
$133,259
$149,460
$168,752
$212,915
$234,017
$266,732
$309,089
$347,191
$390,569
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03



Quarterly Loan Growth
(in thousands)
$41,793
$69,319
$94,883
$134,440
$151,280
$170,427
$191,299
$209,743
$228,842
$255,448
$279,702
$297,004
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03

Stock Performance Compared To Market Indicators

The following table compares Pinnacle's August 17, 2000 offering price to the closing price of our stock on December 31, 2003. Also indicated is a comparison to that of three major stock market indices for the same periods.

	August 17 2000	**December 31 2003**	**Percent Change**
Pinnacle (Nasdaq – PNFP)	$10.00	$23.50	+ 135%
Dow Jones Industrial Average	*11,055*	*10,454*	*(5%)*
Nasdaq NM Composite	*3,941*	*2,003*	*(49%)*
S&P 500 Index	*1,496*	*1,112*	*(26%)*

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What Our Clients Are Saying

"Pinnacle's different. It seems as if they've asked people exactly what they look for in a bank, and they've not only offered it, but they've perfected it! From a friendly staff and great customer service to free ATM usage and the best online banking experience I've ever had, these people do it all, and they do it with a level of professionalism that is unmatched in Middle Tennessee."

Chris Thomas
Director of Advertising
The Dave Ramsey Show

"Our previous relationship with another local financial institution was adequate, but what a pleasant surprise to work with an organization that goes beyond adequate to excellent."

Judy Cheatham
Vice President
Crawford Door Sales of Nashville, Inc.

"Pinnacle is A #1 in my book. They give us great service. We like to do business with hometown people where we're not a number."

Phil Cannady
President and Owner
Mechanical Pipe and Supply

"When we decided to change banks, we interviewed two or three different banks to see what their online banking products could do. Pinnacle's online banking offers us everything we were looking for and more, and the ability to see transactions on a real-time basis is excellent."

Joan Wadel
Everton Oglesby Askew Architects

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PINNACLE FINANCIAL PARTNERS, INC.

2003 Annual Report to Shareholders

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Pinnacle Financial Partners, Inc. ("Pinnacle Financial") may from time to time make written or oral statements, including statements contained in this report which may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). The words "expect", "anticipate", "intend", "consider", "plan", "believe", "seek", "should", "estimate", and similar expressions are intended to identify such forward-looking statements, but other statements may constitute forward-looking statements. These statements should be considered subject to various risks and uncertainties. Such forward-looking statements are made based upon management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Pinnacle Financial's actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors. Such factors are described below and include, without limitation, (i) unanticipated deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses, (ii) increased competition with other financial institutions, (iii) lack of sustained growth in the economy in the Nashville, Tennessee area, (iv) rapid fluctuations or unanticipated changes in interest rates, (v) the inability of our bank subsidiary, Pinnacle National Bank ("Pinnacle National") to satisfy regulatory requirements for its expansion plans, and (vi) changes in the legislative and regulatory environment. Many of such factors are beyond Pinnacle Financial's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. Pinnacle Financial does not intend to update or reissue any forward-looking statements contained in this report as a result of new information or other circumstances that may become known to Pinnacle Financial.

Unless this Annual Report indicates otherwise or the context otherwise requires, the terms "we," "our," "us," "Pinnacle Financial Partners," or "Pinnacle Financial" as used herein refer to Pinnacle Financial Partners, Inc. and its subsidiary Pinnacle National Bank, which we sometimes refer to as "Pinnacle National," "our bank subsidiary," or "our bank." References herein to the fiscal years 2001, 2002, and 2003 mean our fiscal years ended December 31, 2001, 2002, and 2003, respectively.

BUSINESS INFORMATION

Pinnacle Financial is a Tennessee corporation that was incorporated on February 28, 2000 to organize and serve as the holding company for Pinnacle National, a national bank chartered under the laws of the United States. Pinnacle National commenced its banking operations on October 27, 2000, and operates as a community bank in an urban market emphasizing personalized banking relationships with individuals and businesses located within the Nashville metropolitan statistical area (MSA). We own 100% of the capital stock of Pinnacle National.

FDIC information as of September 30, 2003, reflects that there are 178 commercial banks which are currently active and were also chartered in the United States in 2000, excluding those institutions that appear to have transferred an existing charter to a new charter. Based on FDIC information as of September 30, 2003, Pinnacle National was the largest and fastest growing of these banks in terms of total assets. We believe that one of the principal factors contributing to our rapid growth thus far has been our ability to effectively position ourselves as a locally managed community bank committed to providing outstanding service and trusted financial advice.

Opportunity. We believe there are three major trends in the Nashville MSA that strengthen our strategic market position as a locally managed community bank:

- Customers generally perceive that service levels at banks are declining. We believe this is largely attributable to integration issues resulting from consolidation in the bank and brokerage industries. Additionally, small business owners want a reliable point of contact that is knowledgeable about their business and the financial products and services that are important to the success of their business. In fact, Nashville is dominated by three large regional bank holding companies, all of whom are experiencing declining market share trends over the last six years.

- Client usage of more sophisticated financial products continues to grow, causing traditional banks to lose market share to other types of financial services companies, such as mutual fund companies and securities brokerage firms.

- There is significant growth in the demand for convenient access to financial services, particularly through ATMs, telephone banking, and Internet banking.

We believe that our primary market segments, which are small businesses with annual sales from $1 million to $25 million and affluent households with investable assets over $250,000, are more likely to be disaffected by the banking industry's perceived decline in customer service and lack of financial product sophistication. To overcome these customer perceptions and attract business from these market segments, we seek to hire only seasoned professionals, from both the banking and brokerage industries, and strategically designed our banking, investment and insurance products to meet the expected needs of our targeted market segments. Accordingly, our marketing philosophy is centered on delivering exceptional service and effective financial advice through highly trained personnel who understand and care about the broad financial needs and objectives of our clients.

"It's relationship banking, like it was 40 years go. I'm a person, not just an account, and they've made the effort to get to know me and my family of companies."

Price Carney
Charter Management Group

Business Strategies. To carry out our marketing philosophy, our specific business strategies have been and will continue to be:

- Hire and retain highly experienced and qualified banking and financial professionals with successful track records and, for client contact personnel, established books of business with small businesses and affluent households within the Nashville MSA. During our first three years of operation, we have attracted approximately 90 associates to our firm, including 37 during 2003. Substantially, all of these associates have been employed in similar positions in the Nashville MSA for at least 10 years. Many of our senior customer contact personnel have in excess of 20 years experience in Nashville. We have also been successful in maintaining a retention ratio of our personnel of approximately 95% during this same time period. We believe we will continue to experience success in attracting new associates and retaining associates to our firm.

- Provide individualized attention with consistent, local decision-making authority.

- Offer a full line of financial services to include traditional depository and credit products, as well as, sophisticated investment and insurance products. As of December 31, 2003, Pinnacle Asset Management had accumulated approximately $319 million in brokerage assets.

- Capitalize on customer dissatisfaction that we believe exists and that has been caused by what we believe to be our competitors' less than satisfactory response to the financial needs of today's sophisticated consumers and small- to medium-sized businesses. Since we began our company, we have historically surveyed our customers on numerous matters related to their relationship with us. Consistently, these surveys indicate that our service quality is significantly better than their prior banking relationships.

- Build on our directors' and officers' diverse personal and business contacts, community involvement, and professional expertise.

- Establish a distribution strategy designed to prudently expand our physical and virtual market presence, thereby providing convenient banking access for our clients 24 hours a day. We opened two new offices in 2003 and intend to open two more offices in 2004. Our courier deposit pickup service consistently receives high marks from our small business customers. We now have approximately 48.6% of our commercial clients utilizing our Internet banking product which we believe to be well over the industry averages and exceptional given we are only three years old.

- Use technology and strategic alliances, including those established through Pinnacle National's brokerage division, Pinnacle Asset Management, to provide a broad array of sophisticated and convenient products and services.

We believe that our business strategies allow us to effectively distinguish ourselves from other financial institutions operating within the Nashville MSA and successfully attract and retain business relationships with small businesses and affluent households.

Market Area. Pinnacle National's primary service area, which comprises the Nashville metropolitan statistical area, includes the following counties:

- Cheatham County
- Davidson County
- Dickson County
- Robertson County
- Rutherford County
- Sumner County
- Williamson County
- Wilson County

This area represents a geographic area that covers approximately 4,000 square miles and a population in excess of 1.2 million people.

Nashville is a large, fast growing metropolitan market. It is the capital of Tennessee and, according to a Lehman Brothers research report, was one of the fastest growing MSAs in the United States during the 1990's, ranking 18th among the 100 largest MSAs in terms of population growth. Nashville is projected by this report to be the 4th fastest growing MSA in terms of per capita income growth from 2000 to 2005 and to remain within the top twenty in future population growth for the same period.

Pinnacle National's main office is located in Nashville's central business district in downtown Nashville. The downtown market consists of a variety of commercial establishments and entertainment venues. We believe that the downtown area is an important location for financial institutions requiring visibility within Nashville's prominent commercial and private banking markets. Accordingly, we believe that this location is well suited for our firm's business development efforts.

"Pinnacle is going to be a real force in this town because it is home grown and home operated. It's like the old days before banking in many instances became so impersonal."

Lew Conner
Stokes, Bartholomew, Evans and Petree

In November 2000, Pinnacle National opened a branch office in Brentwood in Williamson County. In September 2001, Pinnacle National opened a second branch office in the Green Hills area of Nashville. Pinnacle National opened a third branch office in the Rivergate area of Davidson County in April of 2003, and a fourth branch office in the Cool Springs area of Williamson County in October of 2003. Pinnacle National intends to open two additional branch offices in 2004. One of these offices will be in the West End area of Nashville and the other is anticipated to be in the Franklin, Tennessee area. Management believes these additional offices will continue to strengthen Pinnacle National's market presence, allowing it to grow its customer base more rapidly.

The economic success of Pinnacle National's primary service area depends heavily upon the economic viability of the metropolitan Nashville, Tennessee area. Nashville is the capital of Tennessee and a city that we believe is an important transportation, business, and tourism center within the United States. Additionally, the metropolitan Nashville area has attracted a number of significant business relocations resulting in an expansion of its labor force into many different industry sectors. In January of 2004, *Expansion Management* magazine noted that Nashville ranked second behind Atlanta among 70 cities in the nation for companies that are looking to expand or relocate.

Our primary service area's economic strength comes from its large employer base, which includes several large enterprises such as Vanderbilt University and Medical Center, HCA, Saturn Corporation, and Nissan North America, Inc. Additionally, according to the Nashville Area Chamber of Commerce, the regional economy has outperformed the state and national economies during the most recent economic slowdown and continues to benefit from low unemployment, consistent job growth, substantial outside investment and expansion, and a well trained and growing labor force. We anticipate that these factors will continue to cause more businesses to relocate to, or start operations in, the Nashville MSA and, in turn, will increase the demand for depository and lending services within our market at a pace faster than national averages.

Competition. According to FDIC data, bank and thrift deposits in the Nashville MSA grew from approximately $12.9 billion in June 1995, to more than $20.2 billion in June 2003. As of June 30, 2003, approximately 77% of this deposit base was controlled by large, multi-state banks headquartered outside of Nashville, which included AmSouth (headquartered in Birmingham, Alabama), Bank of America (headquartered in Charlotte, North Carolina), USBancorp (headquartered in Milwaukee, Wisconsin), SunTrust (headquartered in Atlanta, Georgia), and Union Planters Corporation (headquartered in Memphis, Tennessee). According to FDIC deposit information, the collective market share of deposits in the Nashville MSA of AmSouth (including the acquired First American National Bank), Bank of America, and SunTrust declined from 59.5% to 52.0% during the six years ended June 30, 2003. Consequently, while large, multi-state institutions are well established in our market area, we believe the general trends indicate that a majority of the community banks in the Nashville MSA have been able to increase their deposit market share in recent years at the expense of these larger, multi-state banks.

We also believe that positioning Pinnacle National solely as a community bank will not be enough to compete in today's financial industry. In the wake of modern technology and the prosperity of the United States' financial markets over the past decade, banking clients have generally become more sophisticated in their approach to selecting financial services providers. We believe that the most important criteria to our firm's targeted clients when selecting a bank is their desire to receive exceptional customer service while being able to enjoy convenient access to a broad array of sophisticated financial products. Additionally, when presented with a choice, we believe that many of our firm's targeted clients would prefer to deal with a locally-owned institution headquartered in Nashville, like Pinnacle National, as opposed to a large, multi-state bank, where many important decisions regarding a client's financial affairs are made elsewhere.

Lending Services. Pinnacle National offers a full range of lending products, including commercial, real estate and consumer loans to individuals and small-to medium-sized businesses and professional entities. It competes for these loans with competitors who are well established in the Nashville MSA.

"I must let you know that in the area of customer service and satisfaction my demands are great and rarely ever met before Pinnacle. I will stay with Pinnacle because of the exceptional team and the unparalleled customer service I have received."

Terry Fairchild

Pinnacle National's loan approval policies provide for various levels of officer lending authority. When the amount of total loans to a single borrower exceeds that individual officer's lending authority, officers with a higher lending limit, Pinnacle National's board of directors, or the executive committee of the board will determine whether to approve the loan request.

Pinnacle National's lending activities are subject to a variety of lending limits imposed by federal law. Differing limits apply based on the type of loan or the nature of the borrower, including the borrower's relationship to Pinnacle National. In general, however, at December 31, 2003, Pinnacle National is able to loan any one borrower a maximum amount equal to approximately $5.8 million plus an additional $3.9 million, or a total of approximately $9.7 million, for loans that meet certain additional federal collateral guidelines. These legal limits will increase or decrease as Pinnacle National's capital increases or decreases as a result of its earnings or losses, the injection of additional capital, or other reasons. In addition to these regulatory limits, Pinnacle National imposes upon itself an internal lending limit which is less than the prescribed legal lending limit, thus further reducing its exposure to any single borrower.

The principal economic risk associated with each category of loans that Pinnacle National expects to make is the creditworthiness of the borrower. General economic factors affecting a commercial or consumer borrower's ability to repay include interest, inflation, and employment rates, as well as other factors affecting a borrower's assets, clients, suppliers, and employees. Many of Pinnacle National's commercial loans are made to small- to medium-sized businesses that are sometimes less able to withstand competitive, economic, and financial pressures than larger borrowers. During periods of economic weakness, these businesses may be more adversely affected than larger enterprises, and may cause increased levels of nonaccrual or other problem loans, loan charge-offs, and higher provision for loan losses.

Pinnacle National's commercial clients borrow for a variety of purposes. The terms of these loans will vary by purpose and by type of any underlying collateral and include equipment loans and working capital loans. Commercial loans may be unsecured or secured by accounts receivable or by other business assets. Pinnacle National also makes a variety of commercial real estate loans, residential real estate loans, and real estate construction and development loans.

Pinnacle National also makes a variety of loans to individuals for personal, family, investment, and household purposes, including secured and unsecured installment and term loans, residential first mortgage loans, home equity loans, and home equity lines of credit.

Deposit Services. Pinnacle National seeks to establish a broad base of core deposits, including savings, checking, interest-bearing checking, money market, and certificate of deposit accounts. To attract deposits, Pinnacle National has employed a marketing plan in its overall service area and features a broad product line and competitive rates and services. The primary sources of deposits are residents of, and businesses and their employees located in the Nashville MSA. Pinnacle National generally obtains these deposits through personal solicitation by its officers and directors.

"My relationship with Pinnacle is excellent. I've worked with my financial advisor for 10 years. He knows how to meet my needs."

David Hudgins, President
Trans Capital

Investment Services. Pinnacle National contracts with Raymond James Financial Service, Inc. ("RJFS"), a registered broker-dealer and investment adviser, to offer and sell various securities and other financial products to the public from Pinnacle National's locations through Pinnacle National associates that are also RJFS employees. RJFS is a subsidiary of Raymond James Financial, Inc. Prior to the alliance with RJFS, Pinnacle National entered into a similar arrangement in 2000 with LM Financial Partners, or LMFP, an affiliate of Legg Mason Wood Walker, Inc., the principal broker-dealer subsidiary of Legg Mason, Inc. During 2002, RJFS acquired LMFP from Legg Mason Wood Walker, Inc.

Pinnacle National offers, through RJFS, non-FDIC insured investment products in order to assist Pinnacle National's clients in achieving their financial objectives consistent with their risk tolerances. Pinnacle National's suite of investment products include:

- Mutual Funds
- Variable Annuities
- Money Market Instruments
- Treasury Securities
- Bonds
- Fixed Annuities
- Stocks
- Financial Planning
- Asset Management Accounts
- Listed Options

All of the financial products listed above are offered by RJFS from Pinnacle National's main office and its other offices. Additionally, we believe that the brokerage and investment advisory program offered by RJFS complements Pinnacle National's general banking business, and further supports its business philosophy and strategy of delivering to our clients those products and services that meet their financial needs. In addition to the compliance monitoring provided by RJFS, Pinnacle National has developed its own compliance-monitoring program to further ensure that Pinnacle National personnel deliver these products in a manner consistent with the various regulations governing such activities.

Pinnacle National receives a minimum lease payment each month for each leased area, plus a percentage of commission credits and fees generated by the program. Pinnacle National remains responsible for various expenses associated with the program, including promotional expenses, furnishings, and equipment expenses for the leased areas, and general personnel costs.

Other Banking Services. Given client demand for increased convenience in accessing banking and investment services, Pinnacle National also offers a broad array of convenience-centered products and services, including 24-hour telephone and Internet banking, debit cards, direct deposit, and cash management services for small- to medium-sized businesses. Additionally, Pinnacle National is associated with a nationwide network of automated teller machines that our clients are able to use throughout Tennessee and other regions. In most cases, Pinnacle National reimburses its clients for any fees that may be charged to the client for utilizing the nationwide ATM network which enables us to demonstrate greater convenience as compared to our competitors. Pinnacle National does not plan to exercise trust powers during its initial years of operation, but may do so in the future subject to the approval of the Office of the Comptroller of the Currency.

Pinnacle National also offers its targeted commercial clients a courier service which picks up non-cash deposits from the client's place of business, which also enables us to demonstrate convenience greater than most of the larger regional competitors. Pinnacle National provides this service through a third party that is approved by the State of Tennessee Public Service Commission for bank-related work.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition at December 31, 2003 and 2002, and our results of operations for the years ended December 31, 2003, 2002, and 2001. The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from the consolidated financial statements. You should read the following discussion and analysis along with our consolidated financial statements and the related notes included elsewhere herein.

Overview

General. Pinnacle Financial's rapid growth from its inception through the fourth quarter of 2003 has had, and continues to have, a material impact on Pinnacle Financial's financial condition and results of operations. This rapid growth resulted in net income for the year ended December 31, 2003, of $0.65 per diluted share, as compared to $0.21 per diluted share for the twelve months ended December 31, 2002. At December 31, 2003, loans totaled $297 million, as compared to $210 million at December 31, 2002, while total deposits increased from $234 million at December 31, 2002, to $391 million at December 31, 2003.

Financial Condition. The $87 million increase in loans for 2003 contributed to the increase in Pinnacle Financial's net income for the twelve months ended December 31, 2003, when compared to 2002. This increase in volume offset the decrease in average yields on loans between 2003 and 2002. As Pinnacle Financial seeks to increase its loan portfolio, it must also continue to monitor the risks inherent in its lending operations. If Pinnacle Financial's allowance for loan losses is not sufficient to cover loan losses in Pinnacle Financial's loan portfolio, increases to the allowance for loan losses may be required which would decrease Pinnacle Financial's earnings.

Additionally, in 2003, for asset/liability management purposes, Pinnacle Financial elected to allocate a greater portion of its funding base to its investment portfolio versus its loan portfolio as securities available-for-sale increased by 89% from end of year 2002 to end of year 2003. These investment securities typically have lower yields than do loans, but the significant increase in balances added additional interest income for Pinnacle Financial.

Pinnacle Financial has successfully grown its total deposits to $391 million at December 31, 2003. This growth in deposits has allowed Pinnacle Financial to fund its asset growth at a lower cost than in 2002. While rates paid on deposits decreased during fiscal 2003, Pinnacle Financial, for competitive reasons, has typically adjusted its deposit rates more slowly than its loan yields during a period of declining interest rates. As such, Pinnacle Financial's deposit funding costs do not decrease as quickly as do revenues from interest income on earning assets thus reducing Pinnacle Financial's net interest margin. In addition, Pinnacle Financial believes that in certain cases rates paid on deposits have decreased to such levels that further reductions could put Pinnacle Financial at a competitive disadvantage as clients seek higher returns on their balances.

Results of Operations. Pinnacle Financial's net interest income increased from $8.2 million in 2002, to $12.9 million in 2003. However, the net interest margin (the ratio of net interest income to average earning assets for the period) decreased from 3.81% in 2002, to 3.53% in 2003. This was due, in large part, to the rate environment which all financial services companies find themselves operating in today. Generally, the yields Pinnacle Financial earned on its assets decreased more than the rates we paid on our interest-bearing liability balances.

The increase in loan volume for 2003 was also the primary cause for the $219,000 increase in Pinnacle Financial's provision for loan losses for the twelve months ended December 31, 2003, over the prior year's period. As Pinnacle

Financial's loan portfolio continues to grow, Pinnacle Financial expects that it will continue to record a provision for loan losses consistent with the growth in the loan portfolio.

Noninterest income for Pinnacle Financial also increased by 90% from 2002 to 2003. Much of the increase was due to Pinnacle Financial initiating a mortgage origination unit during 2003 which contributed $667,000 in fees during the year. We also recorded $248,000 in gains on the sales of securities available-for-sale and increased gains on the sale of loans.

Pinnacle Financial's continued growth in 2003 resulted in an increase of approximately $3.1 million in noninterest expense related to salaries and employee benefits, equipment and occupancy expenses, and other operating expenses. As Pinnacle Financial increased its number of full-time equivalent employees from 55.5 at December 31, 2002 to 89.5 at December 31, 2003, Pinnacle Financial experienced an approximately $2.0 million increase in compensation and employee benefit expense. Pinnacle Financial expects to add additional associates in 2004 which will cause Pinnacle Financial's compensation and employee benefit expense to increase in future periods. Pinnacle Financial's branch expansion efforts in 2003 also resulted in increased noninterest expense for 2003. The increased operational expenses for the branches opened in 2003, and the expected opening of two additional branches in 2004, will continue to result in increased noninterest expense in future periods. Although Pinnacle Financial's expenses increased in 2003, Pinnacle Financial's efficiency ratio, the ratio of noninterest expense to the sum of net interest income and noninterest income, decreased from 80.4% for the year ended December 31, 2002, compared to 68.3% for the year ended December 31, 2003.

Capital and Liquidity. On December 30, 2003, Pinnacle Financial issued $10 million in trust preferred securities which bear interest at a floating rate based on a spread over 3-month LIBOR, which is set each quarter, and mature on December 30, 2033. Pinnacle Financial believes that the proceeds from this offering should provide, under current regulatory guidelines, the regulatory capital Pinnacle Financial needs to support its anticipated growth in 2004 and the foreseeable future.

Critical Accounting Estimates

The accounting principles we follow and our methods of applying these principles conform with accounting principles generally accepted in the United States and with general practices within the banking industry. In connection with the application of those principles, we have made judgments and estimates which, in the case of the determination of our allowance for loan losses (ALL), have been critical to the determination of our financial position and results of operations.

Allowance for Loan Losses (ALL). Our management assesses the adequacy of the ALL prior to the end of each calendar quarter. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The ALL consists of two portions (1) an allocated amount representative of specifically identified credit exposure and exposures readily predictable by historical or comparative experience; and (2) an unallocated amount representative of inherent loss which is not readily identifiable. Even though the ALL is composed of two components, the entire ALL is available to absorb any credit losses.

We establish the allocated amount separately for two different risk groups (1) unique loans (commercial loans, including those loans considered impaired); and (2) homogeneous loans (generally consumer loans). We base the allocation for unique loans primarily on risk rating grades assigned to each of these loans as a result of our loan management and review processes. We then assign each risk-rating grade a loss ratio, which is determined based on the experience of management, discussions with banking regulators, and our independent loan review process. We estimate losses on impaired loans based on estimated cash flows discounted at the loan's original effective interest rate or based on the underlying collateral value. Based on management's experience, we also assign loss ratios to our consumer portfolio. These loss ratios are assigned to the various homogenous categories of the consumer portfolio (e.g., automobile, residential mortgage, home equity).

The unallocated amount is particularly subjective and does not lend itself to exact mathematical calculation. The unallocated amount represents estimated inherent credit losses which may exist, but have not yet been identified, as of the balance sheet date. In estimating the unallocated amount, such matters as changes in the local or national economy, the depth or experience in the lending staff, any concentrations of credit in any particular industry group, and new banking laws or regulations. After we assess applicable factors, we evaluate the aggregate unallocated amount based on our management's experience.

We then test the resulting ALL balance by comparing the balance in the ALL to historical trends and peer information. Our management then evaluates the result of the procedures performed, including the result of our testing, and concludes on the appropriateness of the balance of the ALL in its entirety. The audit committee of our board of directors reviews the assessment prior to the filing of quarterly and annual financial information.
In assessing the adequacy of the ALL, we also rely on an ongoing independent loan review process. We undertake this process both to ascertain whether there are loans in the portfolio whose credit quality has weakened over time, and to assist in our overall evaluation of the risk characteristics of the entire loan portfolio. Our loan review process includes the judgment of management, the input from our independent loan reviewer, who is not an employee of Pinnacle National, and reviews that may have been conducted by bank regulatory agencies as part of their usual examination process.

Results of Operations

Our results for fiscal years 2003, 2002, and 2001 were highlighted by the continued growth in loans and other earning assets and deposits, which resulted in increased revenues and expenses. The net income for the years ended December 31, 2003 and 2002 was $2,555,000 and $648,000, respectively, compared to a net loss for the year ended December 31, 2001 of $1,137,000. The following is a more detailed discussion of results of our operations.

Net Interest Income. Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest bearing liabilities and is the most significant component of our earnings. For the year ended December 31, 2003, we recorded net interest income of $12,899,000 which resulted in a net interest margin of 3.53% for the year. For the year ended December 31, 2002, we recorded net interest income of $8,199,000, which resulted in a net interest margin of 3.81% for the year. For the year ended December 31, 2001, we recorded net interest income of $3,490,000, which resulted in a net interest margin of 3.95% for the year. During 2001, the Federal Reserve lowered its Federal funds rate 475 basis points, and in 2002 another 50 basis points in an effort to provide stimulus to the national economy. Our management believes the interest rate environment had a negative impact on our net interest income during these periods as a significant number of our clients are adjustable rate borrowers with their lines of credit tied primarily to our prime lending rate which declined in lock-step with the Federal funds rate declines.

The following table sets forth the amount of our average balances, interest income, or interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest rate for total interest-earning assets and total interest-bearing liabilities, net interest spread, and net yield on average interest-earning assets for each of the years in the three-year period ended December 31, 2003 (dollars in thousands):

	2003			2002			2001		
	Average Balances	Interest	Yields/ Rates (1)	Average Balances	Interest	Yields/ Rates	Average Balances	Interest	Yields/ Rates
Interest-earning assets:									
Loans (2)	$ 254,550	$ 13,709	5.39 %	$ 170,943	$ 10,510	6.15 %	$ 67,150	$ 4,864	7.24 %
Securities available-for-sale:									
Taxable	100,547	4,158	4.14	36,475	1,838	5.04	15,348	934	6.09
Tax exempt	6,172	217	4.37	892	35	4.71	-	-	-
Federal funds sold and other	8,584	178	2.07	7,011	178	2.64	5,850	271	4.63
Total interest-earning assets	369,853	18,262	4.96	215,321	12,561	5.84	88,348	6,069	6.87
Nonearning assets	18,231			12,627			6,677		
Total assets	$ 388,084			$ 227,948			$ 95,025		
Interest-bearing liabilities:									
Interest-bearing deposits:									
Interest checking	$ 19,324	$ 95	0.49 %	$ 9,844	$ 99	1.01 %	$ 4,835	$ 94	1.94 %
Savings and money market	100,032	870	0.87	59,274	1,002	1.69	33,566	1,115	3.32
Certificates of deposit	136,203	3,384	2.48	83,873	2,712	3.23	24,439	1,133	4.64
Total interest-bearing deposits	255,559	4,349	1.70	152,991	3,813	2.49	62,840	2,342	3.73
Securities sold under agreements to repurchase	14,496	66	0.45	12,728	91	0.71	6,584	155	2.35
Federal funds purchased	2,926	44	1.51	1,163	23	1.98	886	25	2.82
Federal Home Loan Bank advances	38,000	904	2.38	13,088	435	3.32	1,704	57	3.35
Total interest-bearing liabilities	310,981	5,363	1.72	179,970	4,362	2.42	72,014	2,579	3.58
Noninterest-bearing liabilities:									
Demand deposits	42,308			20,480			7,912		
Other liabilities	1,635			1,095			573		
Stockholders' equity	33,160			26,403			14,526		
Total liabilities and stockholders' equity	$ 388,084			$ 227,948			$ 95,025		
Net interest income		$ 12,899			$ 8,199			$ 3,490	
Net interest spread (3)			3.23 %			3.42 %			3.29 %
Net interest margin			3.53 %			3.81 %			3.95 %

(1) We computed yields based on the carrying value of those tax exempt instruments on a fully tax equivalent basis. The impact of tax exempt instruments was insignificant prior to 2002.
(2) Average balances of nonperforming loans are included in the above amounts.
(3) Net interest spread above excludes impact of demand deposits, including demand deposits in the average balances which would have produced a net interest spread for the year ended December 31, 2003 of 3.44% compared to a net interest spread for the years ended December 31, 2002 and 2001 of 3.67% and 3.64%, respectively.

Several factors contributed to the decline in net interest margin for 2003 when compared to the same period in 2002, including the following:

- Our loan yields decreased from 6.15% for 2002 to 5.39% for 2003, a decrease of 76 basis points. Several factors contributed to this decrease.
  - As of December 31, 2003, approximately 53% of our loans were floating rate loans. The interest rates on most of these loans were tied in some way to Pinnacle National's prime lending rate and reprice immediately with adjustments to such rate. Pinnacle National's prime lending rate for the period from January 1, 2003 through June 25, 2003 was 4.25% and then was reduced to 4.00% for the period from June 25, 2003 to December 31, 2003. This compares to a consistent 4.75% for the same period in 2002.
  - Also contributing to the decrease in loan yields was the change in the overall composition of loans between the two periods. Generally, floating rate loans have a lower yield compared to fixed or variable rate loans, which was the case for 2003 when compared 2002. At December 31, 2003, approximately 53% of the loan portfolio was tied to floating rate indexes compared to 46% at December 31, 2002.
  - Our remaining loan portfolio consists of fixed rate loans (which do not reprice during their term) or variable rate loans (which reprice at some point prior to their maturity date, usually annually or after five years and then annually thereafter). Generally, our fixed and variable rate loans are priced in

relation to the yield curve for US Treasury securities for similar maturities, which resulted in lower yields for 2003 compared to 2002. The average yield of the five year US Treasury securities for the 2003 was 3.99% compared to an average yield of 4.58% for 2002, a decline of approximately 59 basis points between the two periods.

- During 2003, we were able to grow our funding base significantly. For asset/liability management purposes in 2003, we elected to allocate a greater proportion of such funds to our securities available-for-sale portfolio versus our loan portfolio than in 2002. Our securities available-for-sale generally have lower yields than do loans. Our securities available-for-sale yields decreased from 5.03% for 2002 to 4.15% for 2003, a decrease of 88 basis points. We have consistently maintained most of our securities available-for-sale in mortgage-backed securities. These mortgage-backed securities are comprised of "pools" of individual mortgage loans granted to homeowners. During periods of falling rates, these mortgage-backed securities experience principal paydowns at a more rapid rate than in a flat or rising interest rate environment as homeowners take advantage of the lower interest rates by either purchasing a new home or refinancing their existing mortgage. In either event, the existing mortgages are paid-off and, in turn, the mortgage-backed security which includes these mortgages is paid down. Accordingly, any premium amortization associated with these securities also escalates causing the yields on these securities to decrease. This was particularly true in the second and third quarters of 2003 as a significant number of homeowners refinanced their existing mortgage loans. Additionally, we have also invested in various bonds issued by US government agencies which are callable at a certain predetermined time in the future at the option of the issuing agency. During periods of falling rates, the issuing agencies will routinely call these bonds, pay the holder of the bond in full and subsequently reissue the bond at a lower rate. In these cases, we receive full payment on a higher-yielding investment and, usually, replace the called bond with a lower yielding investment.

- Although deposit rates decreased between the two periods, our deposit rates typically adjust more slowly than our loan yields during a period of declining interest rates due to competitive market pressures. Thus, deposit-funding costs typically do not decrease as quickly as do revenues from interest income on earning assets. Additionally, during 2003, overall deposit rates were less than those rates for the comparable period in 2002. In some cases, rates for 2003 have decreased to such levels that further decreases in deposit rates approach what we term "embedded floors" or rates that it is not reasonable or practical to go below, such that further decreases in deposit rates could place us in a competitive disadvantage as customers seek higher returns on their balances.

Rate and Volume Analysis. As noted above, net interest income increased by $4,700,000 between the years ended December 31, 2003 and 2002 and by $4,709,000 between the years ended December 31, 2002 and 2001. The following is an analysis of the changes in our net interest income comparing the changes attributable to rates and those attributable to volumes (dollars in thousands):

	2003 Compared to 2002 Increase (Decrease) due to			2002 Compared to 2001 Increase (Decrease) due to		
	Rate	Volume	Net	Rate	Volume	Net
Interest-earning assets:						
Loans	$ (396)	$ 3,595	$ 3,199	$ (841)	$ 6,487	$ 5,646
Securities, available-for-sale:						
Taxable	(85)	2,405	2,320	(185)	1,089	904
Nontaxable	-	182	182	-	35	35
Federal funds sold and other	(52)	52	-	(139)	46	(93)
Total interest-earning assets	(533)	6,234	5,701	(1,165)	7,657	6,492
Interest-bearing liabilities:						
Interest checking	$ (35)	$ 31	$ (4)	$ (60)	$ 65	$ 5
Savings and money market	(339)	207	(132)	(711)	598	(113)
Certificates of deposit	(276)	948	672	(435)	2,014	1,579
Total interest-bearing deposits	(650)	1,186	536	(1,206)	2,677	1,471
Securities sold under agreements to repurchase	(28)	3	(25)	(151)	87	(64)
Federal funds purchased	(2)	23	21	(9)	7	(2)
Federal Home Loan Bank advances	(46)	515	469	-	378	378
Total interest-bearing liabilities	(726)	1,727	1,001	(1,366)	3,149	1,783
Net interest income	$ 193	$ 4,507	$ 4,700	$ 201	$ 4,508	$ 4,709

Changes in net interest income are attributed to either changes in average balances (volume change) or changes in average rates (rate change) for earning assets and sources of funds on which interest is received or paid. Volume change is calculated as change in volume times the previous rate while rate change is change in rate times the previous volume. The change attributed to rates and volumes (change in rate times change in volume) is allocated between volume change and rate change at the ratio of how much each component bears to the absolute value of their total.

Provision for Loan Losses. The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses that, in our management's evaluation, should be adequate to provide coverage for the inherent losses on outstanding loans. The provision for loan losses amounted to $1,157,000; $938,000 and $1,670,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Based upon our management's evaluation of the loan portfolio, our management believes the allowance for loan losses to be adequate to absorb our estimate of probable losses existing in the loan portfolio at the balance sheet date. The increase in the provision for loan losses for the year ended December 31, 2003 when compared to the year ended December 31, 2002 was primarily due to the increase in loans throughout 2003 when compared to 2002. The decrease in the provision for loan losses in 2002 when compared to 2001 was due to the relative decrease in the rate of loan growth in 2002 when compared to 2001. Based upon our management's assessment of the loan portfolio, we adjust our ALL to an amount deemed appropriate to adequately cover inherent risks in the loan portfolio. While our policies and procedures used to estimate the ALL, as well as the resultant provision for loan losses charged to operations, are considered adequate by our management and are reviewed from time to time by Pinnacle National's regulators, they are necessarily approximate and imprecise. There exist factors beyond our control, such as general economic conditions both locally and nationally, which may negatively impact, materially, the adequacy of our ALL and, thus, the resulting provision for loan losses.

Noninterest Income. Pinnacle Financial's noninterest income is composed of several components, some of which vary significantly between quarterly periods. Service charges on deposit accounts and other noninterest income generally reflect Pinnacle Financial's growth, while investment services and fees from the origination of mortgage loans will often reflect market conditions and fluctuate from period to period. The opportunities for recognition of gains on loan participations sold and gain on sales of investment securities may also vary widely from quarter to quarter.

The following is the makeup of our noninterest income for the years ended December 31, 2003, 2002 and 2001 (dollars in thousands):

	2003	2002	2001
Noninterest income:			
Service charges on deposit accounts	$ 513	$ 281	$ 90
Investment sales commissions	998	810	839
Fees from origination of mortgage loans	667	-	-
Gain on loan participations sold	334	120	191
Gain on sale of investment securities, net	248	-	-
Other noninterest income	527	521	221
Total noninterest income	$ 3,287	$ 1,732	$ 1,341

As shown, the largest component of noninterest income is commissions and fees from our financial advisory unit, Pinnacle Asset Management, a division of Pinnacle National. At December 31, 2003, Pinnacle Asset Management was receiving commissions and fees in connection with approximately $319 million in brokerage assets held with Raymond James Financial Services, Inc. compared to $171 million at December 31, 2002 and $136 million at December 31, 2001.

Service charge income for 2003 increased over that of 2002 due to an increase in both the balance and number of deposit accounts subject to service charges. Additionally, mortgage related fees, attributable to Pinnacle National beginning a mortgage origination unit during the first quarter of 2003, also provided for a significant portion of the increase in noninterest income between 2003 and 2002. These mortgage fees are for loans originated by Pinnacle National and subsequently sold to third-party investors. All loans are sold whereby servicing rights transfer to the buyer. Generally, mortgage origination fees increase in lower interest rate environments and decrease in rising interest rate environments. As a result, mortgage origination fees may fluctuate greatly in response to a changing rate environment.

Another noninterest income item for the years ended December 31, 2003, 2002 and 2001 was related to our sale of certain loan participations to our correspondent banks which were primarily related to new lending transactions in excess of internal loan limits. At December 31, 2003 and pursuant to participation agreements with these correspondents, we had participated approximately $52 million of originated loans to these other banks. These participation agreements have various provisions regarding collateral position, pricing and other matters. Many of these agreements provide that we pay the correspondent less than the loan's contracted interest rate. Pursuant to Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125," we recorded $334,000, which represents the net present value of these future net revenues, as a gain on sale of participations in our results of operations during the year ended December 31, 2003 compared to $120,000 and $191,000 during the years ended December 31, 2002 and 2001, respectively. We intend to maintain relationships with our correspondents in order to participate future loans to these correspondents in a similar manner. However, the timing of participations may cause the level of gains, if any, to vary significantly.

Also included in noninterest income for the year ended December 31, 2003, were net gains of approximately $248,000 realized from the sale of approximately $23.1 million of available-for-sale securities.

During the year ended December 31, 2002, Pinnacle National acquired life insurance policies on five key executives. Pinnacle National is the beneficiary of the death proceeds from these policies. To acquire these policies, Pinnacle National paid a one-time premium of $1.8 million and, in return, Pinnacle National was guaranteed an initial crediting rate for the first year of the contracts which is then reset quarterly thereafter. This crediting rate serves to increase the cash surrender value of the policies over the life of the policies and amounted to approximately $90,000 and $42,000 during the years ended December 31, 2003 and 2002, respectively. At December 31, 2003, the aggregate cash surrender value of these policies, which is reflected in other assets on our consolidated balance sheet, was $1,931,000. Pinnacle National has not borrowed any funds against these policies as of December 31, 2003.

Noninterest Expense. Noninterest expense consists of salaries and employee benefits, equipment and occupancy expenses, and other operating expenses. The following is the makeup of our noninterest expense for the years ended December 31, 2003, 2002 and 2001 (dollars in thousands):

	2003	2002	2001
Noninterest expense:			
Salaries and employee benefits	$ 7,261	$ 5,237	$ 4,138
Equipment and occupancy	1,827	1,442	1,132
Marketing and business development	387	244	208
Administrative	656	437	412
Postage and supplies	348	256	163
Other noninterest expense	570	373	310
Total noninterest expense	$ 11,049	$ 7,989	$ 6,363

Expenses have increased during the above periods due to personnel additions occurring throughout the periods, incentives, the continued development of our branch network and other expenses which increase in relation to our growth rate. We anticipate increases in our expenses during 2004 for such items as additional personnel, the opening of additional branches, and other expenses which tend to increase in relation to our growth.

At the end of 2003, we employed 89.5 full time equivalent employees compared to 55.5 at the end of 2002. We intend to continue to add employees to our work force during 2004, which will cause our salary costs to increase in future periods. Also, during 2003 we opened two new branch offices in the Rivergate area of Nashville and in the Cool Springs area of Williamson County. The additional costs to operate these branches also served to increase our occupancy and equipment expenses in 2003 over that of 2002 and will also cause these expenses to increase in 2004 over those of 2003 due to the branches only being open for partial years in 2003. Our intent is to open additional branch offices in 2004 which will also cause expenses to increase in future periods.

Our efficiency ratio (ratio of noninterest expense to the sum of net interest income and noninterest income) was 68.3% in 2003 compared to 80.4% in 2002 and 131.7% in 2001. Basically, the efficiency ratio is a way to analyze the amount of expense that is incurred to generate a dollar of revenue. Although our absolute expense level increased between the three periods, the efficiency ratio improved.

We believe that variable pay incentives are a valuable tool in motivating an employee base that is focused on providing our clients effective financial advice and increasing shareholder value. As a result, and in what we believe differentiates us from many other financial institutions, substantially all of our employees are eligible for variable pay incentives. Included in the year ended December 31, 2003 and 2002 personnel expense amounts above are $1,167,000 and $720,000 in costs related to these variable pay awards. The 2003 and 2002 awards approximated a budgeted target award for the employee base. The award for 2001, which was less than target, amounted to $50,000. The increase in awards in 2003 from the previous years was primarily due to increases in number of personnel and the achievement of pre-established performance goals. The incentive plan for 2004 is structured similarly to that of the 2003 plan. Because of the relative experience of our associates, our compensation costs are and will continue to be higher on a per associate basis than most financial institutions. However, we believe that we are able to translate that into shareholder value as evidenced by the fact that the average bank our size requires approximately twice as many people according to America's Community Banker 2003 Compensation Survey.

Income Taxes. The effective income tax expense rate for the year ended December 31, 2003 was approximately 35.8% compared to an effective income tax expense rate for the year ended December 31, 2002 of approximately 35.5%. For all quarters prior to the fourth quarter of 2001, we did not recognize an income tax benefit because we recorded a full valuation allowance against our net deferred tax assets. In the fourth quarter of 2001, we determined that it was more likely than not that we would realize the tax benefits of our accumulated net operating losses and other charges. As a result, during the quarter, we eliminated all of the valuation allowance and recorded a deferred income tax benefit of $2,065,000 in our results of operations for the year ended December 31, 2001. This resulted in an effective tax benefit rate of 64% for the year ended December 31, 2001.

Quarterly Information. The following is a summary of quarterly balance sheet and results of operations information for the last six quarters (dollars in thousands, except per share data).

	December 2003	September 2003	June 2003	March 2003	December 2002	September 2002
Balance sheet data, at quarter end:						
Total assets $	498,421	440,693	403,229	348,366	305,279	278,750
Total loans	297,004	279,702	255,448	228,842	209,743	191,299
Allowance for loan losses	(3,719)	(3,492)	(3,189)	(2,860)	(2,677)	(2,427)
Securities available-for-sale	139,944	115,421	99,968	94,600	73,980	57,062
Total deposits	390,569	347,191	309,089	266,732	234,016	212,914
Securities sold under agreements to repurchase	15,050	19,291	17,803	15,846	15,050	16,720
Advances from FHLB	44,500	39,500	41,500	32,500	21,500	15,500
Total stockholders' equity	34,336	33,245	33,627	32,403	32,404	32,089
Balance sheet data, quarterly averages:						
Total assets $	454,700	406,142	365,385	326,108	285,929	243,284
Total loans	283,387	269,703	245,383	217,690	201,290	181,005
Securities available-for-sale	137,243	107,162	95,351	87,124	63,150	42,007
Total deposits	356,030	314,302	277,592	243,545	215,617	181,844
Securities sold under agreements to repurchase	16,013	16,136	11,728	14,106	16,685	13,091
Advances from FHLB	43,630	40,239	38,137	29,994	18,054	14,196
Total stockholders' equity	33,935	32,542	32,944	32,675	32,167	31,808
Statement of operations data, for the three months ended:						
Interest income $	5,244	4,702	4,369	3,946	3,691	3,425
Interest expense	1,351	1,317	1,385	1,310	1,268	1,146
Net interest income	3,893	3,385	2,984	2,636	2,423	2,279
Provision for loan losses	204	318	347	288	250	247
Net interest income after provision for loan losses	3,689	3,067	2,637	2,348	2,173	2,032
Noninterest income	924	1,025	877	462	469	497
Noninterest expense	3,268	2,864	2,675	2,242	2,230	2,182
Net income before taxes	1,345	1,228	839	568	412	347
Income tax expense	487	441	302	195	127	136
Net income $	858	787	537	373	285	211
Per share data:						
Earnings – basic $	0.23	0.21	0.15	0.10	0.08	0.06
Earnings – diluted $	0.21	0.20	0.14	0.10	0.08	0.06
Book value at quarter end $	9.30	9.00	9.11	8.78	8.78	8.69
Weighted avg. shares – basic	3,692,053	3,692,053	3,692,053	3,692,053	3,692,053	3,692,053
Weighted avg. shares – diluted	4,057,444	3,972,327	3,880,642	3,841,631	3,795,967	3,745,272
Common shares outstanding	3,692,053	3,692,053	3,692,053	3,692,053	3,692,053	3,692,053

Financial Condition

Our consolidated balance sheet at December 31, 2003 reflects significant growth since December 31, 2002. Total assets grew from $305 million at December 31, 2002 to $498 million at December 31, 2003, a 63% increase. Total deposits grew $157 million during 2003, an increase of 67%. We invested substantially all of the additional deposits and other fundings in loans, which grew by $87 million during 2003, and securities available-for-sale which increased by $66 million in the same period.

Loans. The composition of loans at December 31 for each of the four years we have been in existence and the percentage (%) of each classification to total loans are summarized as follows (dollars in thousands):

	2003		2002		2001		2000	
	Amount	%	Amount	%	Amount	%	Amount	%
Commercial real estate – Mortgage	$ 68,507	23.1 %	$ 58,965	28.1 %	$ 36,179	26.9 %	$ 32	0.3 %
Commercial real estate – Construction	8,211	2.8	5,397	2.6	5,977	4.4	-	-
Commercial – Other	129,882	43.7	98,722	47.1	59,839	44.5	11,618	93.6
Total commercial	206,600	69.6	163,084	77.8	101,995	75.8	11,650	93.9
Consumer real estate – Mortgage	76,042	25.6	37,533	17.9	26,535	19.7	92	0.7
Consumer real estate – Construction	3,077	1.0	1,971	0.9	381	0.3	-	-
Consumer – Other	11,285	3.8	7,155	3.4	5,529	4.2	665	5.4
Total consumer	90,404	30.4	46,659	22.2	32,445	24.2	757	6.1
Total loans	$ 297,004	100.0 %	$ 209,743	100.0 %	$ 134,440	100.0 %	$ 12,407	100.0 %

The following table classifies our fixed and variable rate loans at December 31, 2003 according to contractual maturities of (1) one year or less, (2) after one year through five years, and (3) after five years. The table also classifies our variable rate loans pursuant to the contractual repricing dates of the underlying loans (dollars in thousands):

	Amounts at December 31, 2003			Percentages to total loans	
	Fixed Rates	Variable Rates	Total	at Dec. 31, 2003	at Dec. 31, 2002
Based on contractual maturities:					
Due within one year	$ 4,214	$ 89,795	$ 94,009	31.7 %	29.4 %
Due in one year through five years	73,566	57,260	130,826	44.0	45.6
Due after five years	10,369	61,800	72,169	24.3	25.0
	$ 88,149	$ 208,855	$ 297,004	100.0 %	100.0 %
Based on contractual repricing dates:					
Daily floating rate	$ -	$ 156,531	$ 156,531	52.7 %	45.7 %
Reprice within one year	4,214	21,426	25,640	8.6	11.8
Reprice in one year through five years	73,566	30,874	104,440	35.2	38.9
Reprice after five years	10,369	24	10,393	3.5	3.6
	$ 88,149	$ 208,855	$ 297,004	100.0 %	100.0 %

The above information does not consider the impact of scheduled principal payments. Daily floating rate loans are tied to Pinnacle National's prime lending rate or a national interest rate index with the underlying loan rates changing in relation to changes in these indexes.

Non-Performing Assets. The specific economic and credit risks associated with our loan portfolio, include, but are not limited to, a general downturn in the economy which could affect employment rates in our market area, general real estate market deterioration, interest rate fluctuations, deteriorated or non-existent collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of banking laws and regulations.

We attempt to reduce these economic and credit risks by adherence to loan to value guidelines for collateralized loans, by investigating the creditworthiness of the borrower and by monitoring the borrower's financial position. Also, we establish and periodically review our lending policies and procedures. Banking regulations limit our exposure by prohibiting loan relationships that exceed 15% of Pinnacle National's statutory capital in the case of loans that are not fully secured by readily marketable or other permissible types of collateral.

Pinnacle National discontinues the accrual of interest income when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or (2) the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. At December 31, 2003, we had $379,000 in loans on nonaccrual compared to $1,845,000 at December 31, 2002.

There were approximately $182,000 in other loans at December 31, 2003 which were 90 days past due and still accruing interest. At December 31, 2003, 2002, 2001 and 2000 no loans were deemed to be a restructured loan. Additionally, we had no repossessed real estate properties classified as Other Real Estate Owned at December 31, 2003, 2002, 2001, and 2000. The following table is a summary of our nonperforming assets at December 31 for each of the four years we have been existence (dollars in thousands):

	2003	2002	2001	2000
Nonaccrual loans (1)	$ 379	$ 1,845	$ 250	$ -
Restructured loans	-	-	-	-
Other real estate owned	-	-	-	-
Total nonperforming assets	379	1,845	250	-
Accruing loans past due 90 days or more	182	22	-	-
Total nonperforming assets and accruing loans past due 90 days or more	$ 561	$ 1,867	$ 250	$ -
Total loans outstanding	$ 297,004	$ 209,743	$ 134,440	$ 12,407
Ratio of total nonperforming assets and accruing loans past due 90 days or more to total loans outstanding at end of period	0.19 %	0.89 %	0.19 %	-
Ratio of total nonperforming assets and accruing loans past due 90 days or more to total allowance for loan losses at end of period	15.08 %	69.74 %	13.65%	-

(1) Interest income that would have been recorded in 2003 related to nonaccrual loans was $75,000 compared to $43,000 for the year ended December 31, 2002 and $5,000 for the year ended December 31, 2001, none of which is included in interest income or net income for the applicable periods.

Potential problem assets, which are not included in nonperforming assets, amounted to $1,687,000 or 0.57% of total loans at December 31, 2003 compared to $77,000 or 0.04% at December 31, 2002. Potential problem assets represent those assets with a potential weakness or a well-defined weakness and where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by Pinnacle National's primary regulator for loans classified as substandard.

Allowance for Loan Losses (ALL). We maintain the ALL at a level that our management deems appropriate to adequately cover the inherent risks in the loan portfolio. As of December 31, 2003 and 2002, our allowance for loan losses was $3,719,000 and $2,677,000, respectively. Our management deemed these amounts to be adequate. The judgments and estimates associated with our ALL determination are described under "Critical Accounting Estimates" above.

Approximately 70% of our loan portfolio at December 31, 2003 consisted of commercial loans compared to 78% at December 31, 2002. Using standard industry codes, we periodically analyze our loan position with respect to our borrowers' industries to determine if a concentration of credit risk exists to any one or more industries. We do have a significant credit exposure of loans outstanding plus unfunded lines of credit to borrowers in the trucking industry and to operators of nonresidential buildings at December 31, 2003 and 2002. Credit exposure to the trucking industry approximated $35.0 million at December 31, 2003 and $27.1 million at December 31, 2002. Credit exposure to operators of nonresidential buildings approximated $16.6 million at December 31, 2003 and $9.6 million at December 31, 2002. We evaluate our exposure level to these industry groups periodically in order to determine if additional allowance allocations are warranted. At December 31, 2003 and 2002, we determined that we did not have any excessive exposure to any single industry which would warrant additional allowance allocations.

The following table sets forth, based on management's best estimate, the allocation of the ALL to types of loans as well as the unallocated portion as of December 31 for each of the four years we have been in existence and the percentage (%) of loans in each category to the total loans (dollars in thousands):

	2003 Amount	2003 %	2002 Amount	2002 %	2001 Amount	2001 %	2000 Amount	2000 %
Commercial	$ 2,329	0.78 %	$ 1,744	0.83 %	$ 1,077	0.80 %	$ 91	0.73 %
Consumer	670	0.23	398	0.19	298	0.22	12	0.10
Unallocated	720	0.24	535	0.26	457	0.34	59	0.48
	$ 3,719	1.25 %	$ 2,677	1.28 %	$ 1,832	1.36 %	$ 162	1.31 %

The following is a summary of changes in the allowance for loan losses for the years ended December 31, 2003, 2002, 2001, and 2000 and the ratio of the allowance for loan losses to total loans as of the end of each period (dollars in thousands):

	2003	2002	2001	2000
Balance at beginning of period	$ 2,677	$ 1,832	$ 162	$ -
Provision for loan losses	1,157	938	1,670	162
Charged-off loans	(167)	(93)	-	-
Recoveries of previously charged-off loans	52	-	-	-
Balance at end of period	$ 3,719	$ 2,677	$ 1,832	$ 162
Ratio of the allowance for loan losses to total loans outstanding at end of period	1.25 %	1.28 %	1.36 %	1.31%
Ratio of net charge-offs to average loans outstanding for the period	0.05 %	0.05 %	-	-

During 2003, we charged-off $88,000 related to a particular commercial loan, which prior to the charge-off date, had been on nonaccrual status. Additionally, we charged-off $79,000 during 2003 related to several other consumer loans. During 2002, we charged-off $93,000 related to a single commercial loan. As a relatively new institution, we do not have loss experience comparable to more mature financial institutions; however, as our loan portfolio matures, we will have additional charge-offs and we will consider the amount and nature of our charge-offs in determining the adequacy of our allowance for loan losses.

During the fourth quarter of 2003, the collateral supporting a loan, which had previously been charged-off, was sold at a public auction. The results of this auction provided Pinnacle National approximately $119,000, of which $70,000 was applied to the balance of the remaining book value of the loan, while $49,000 was credited to the ALL as a recovery of previously-charged off amounts.

Investments. Our investment portfolio, consisting primarily of Federal agency bonds and mortgage-backed securities, amounted to $139.9 million and $74.0 million at December 31, 2003 and 2002, respectively. The following table summarizes the amortized cost and fair value of our securities at those dates, all of which we classify as available-for-sale (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale – 2003:				
U.S. government and agency securities	$ 27,023	$ 353	$ (104)	$ 27,272
Mortgage-backed securities	103,088	507	(617)	102,978
State and municipal securities	9,590	143	(39)	9,694
	$ 139,701	$ 1,003	$ (760)	$ 139,944
Securities available-for-sale – 2002:				
U.S. government and agency securities	$ 14,588	$ 455	$ (18)	$ 15,025
Mortgage-backed securities	54,566	816	(8)	55,374
State and municipal securities	3,580	13	(12)	3,581
	$ 72,734	$ 1,284	$ (38)	$ 73,980

During 2003, we sold $23.1 million of available-for-sale securities at a net gain of $248,000. At December 31, 2003, approximately $82 million of our available-for-sale portfolio was pledged to secure public fund and other deposits and securities sold under agreements to repurchase.

The following table shows the carrying value of investment securities according to contractual maturity classifications of (1) one year or less, (2) after one year through five years, (3) after five years through ten years, and (4) after ten years. Actual maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories noted below as of December 31, 2003 and 2002 (dollars in thousands):

	U.S. government and agency securities		State and municipal securities		Mortgage-backed securities		Totals	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities available-for-sale – December 31, 2003:								
Due in one year or less	$ -	- %	$ -	- %	$ -	- %	$ -	- %
Due in one year to five years	4,036	4.0%	2,005	4.8%	-	-	6,041	4.3%
Due in five years to ten years	23,236	4.4%	7,221	5.0%	-	-	30,457	4.6%
Due after ten years	-	-	468	5.2%	-	-	468	5.2%
Mortgage-backed securities	-	-	-	-	102,978	4.4%	102,978	4.4%
	$ 27,272	4.3%	$ 9,694	4.9%	$ 102,978	4.4%	$ 139,944	4.5%
Securities available-for-sale – December 31, 2002:								
Due in one year or less	$ -	- %	$ -	- %	$ -	- %	$ -	- %
Due in one year to five years	3,217	4.5%	165	4.3%	-	-	3,382	4.4%
Due in five years to ten years	11,808	4.7%	2,923	5.4%	-	-	14,731	4.9%
Due after ten years	-	-	493	5.8%	-	-	493	5.8%
Mortgage-backed securities	-	-	-	-	55,374	4.8%	55,374	4.8%
	$ 15,025	4.6%	$ 3,581	5.4%	$ 55,374	4.8%	$ 73,980	4.8%

We computed yields using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security. We computed the weighted average yield for each maturity range using the acquisition price of each security in that range.

Deposits and Other Borrowings. We had approximately $390.6 million of deposits at December 31, 2003 compared to $234.0 million at December 31, 2002. Our deposits consist of noninterest and interest-bearing demand accounts, savings, money market and time deposits. Additionally, we entered into agreements with certain customers to sell certain of our securities under agreements to repurchase the security the following day. These agreements (which provide customers with short-term returns for their excess funds) amounted to $15.1 million at both December 31, 2003 and 2002. Additionally, at December 31, 2003, we had borrowed $44.5 million in advances from the Federal Home Loan Bank of Cincinnati compared to $21.5 million at December 31, 2002.

Generally, banks classify their funding base as either core funding or non-core funding. Core funding consists of all deposits other than time deposits issued in denominations of $100,000 or greater while all other funding is deemed to be non-core. The following table represents the balances of our deposits and other fundings and the percentage of each type to the total at December 31, 2003 and 2002 (dollars in thousands):

	December 31, 2003		December 31, 2002	
	Amount	Percentage	Amount	Percentage
Core funding:				
Noninterest-bearing demand deposits	$ 60,796	13.2 %	$ 31,600	11.7%
Interest-bearing demand deposits	31,407	6.8	13,235	4.9
Savings and money market deposits	140,384	30.5	75,996	28.1
Time deposits less than $100,000	43,996	9.6	25,746	9.5
Total core funding	276,583	60.1	146,577	54.2
Non-core funding:				
Time deposits greater than $100,000				
Public funds	26,812	5.8	14,423	5.3
Brokered deposits	39,364	8.5	42,700	15.8
Other time deposits greater than $100,000	47,810	10.4	30,316	11.2
Securities sold under agreements to repurchase	15,050	3.3	15,050	5.6
Federal Home Loan Bank advances	44,500	9.7	21,500	7.9
Subordinated debt	10,310	2.2	-	-
Total non-core funding	183,846	39.9	123,989	45.8
	$ 460,429	100.0 %	$ 270,566	100.0 %

The amount of time deposits issued in amounts of $100,000 or more as of December 31, 2003 and 2002 amounted to $114.0 million and $87.4 million, respectively. The following table shows our time deposits over $100,000 by category at December 31, 2003 and 2002, based on time remaining until maturity of (1) three months or less, (2) over three but less than six months, (3) over six but less than twelve months and (4) over twelve months (dollars in thousands):

	December 31, 2003	December 31, 2002
Three months or less	$ 32,054	$ 20,470
Over three but less than six months	28,109	22,288
Over six but less than twelve months	28,502	25,386
Over twelve months	25,321	19,295
	$ 113,986	$ 87,439

Subordinated debt. On December 29, 2003, we established PNFP Statutory Trust I ("Trust"), a wholly-owned statutory business trust. Pinnacle Financial is the sole sponsor of the trust and owns $310,000 of the Trust's common securities. The Trust was created for the exclusive purpose of issuing 30-year capital trust preferred securities ("Trust Preferred Securities") in the aggregate amount of $10,000,000 and using the proceeds from the issuance of the common and preferred securities to purchase $10,310,000 of junior subordinated debentures ("Subordinated Debentures") issued by Pinnacle Financial. The sole assets of the Trust are the Subordinated Debentures. Pinnacle Financial's $310,000 investment in the Trust is included in other assets in the accompanying consolidated balance sheet and the $10,310,000 obligation of Pinnacle Financial is included in subordinated debt.

The Trust Preferred Securities bear a floating interest rate based on a spread over 3-month LIBOR which is set each quarter and matures on December 30, 2033. Distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. Pinnacle Financial guarantees the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trust. Pinnacle Financial's obligations under the Subordinated Debentures together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by Pinnacle Financial of the obligations of the Trust under the Trust Preferred Securities.

The Subordinated Debentures are unsecured, bear an interest rate based on a spread over 3-month LIBOR (equal to the spread paid by the Trust on the Trust Preferred Securities) which is set each quarter and matures on December 30, 2033. Interest is payable quarterly. Pinnacle Financial may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and Pinnacle Financial's ability to pay dividends on our common shares will be restricted.

Subject to approval by the Federal Reserve Bank of Atlanta, the Trust Preferred Securities may be redeemed prior to maturity at our option on or after September 17, 2008. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trust becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by the parent company on the Subordinated Debentures becoming non-deductible for federal tax purposes, (3) the requirement for the Trust to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier I capital" under the Federal Reserve capital adequacy guidelines.

The Trust Preferred Securities qualify as Tier I capital under current regulatory interpretations. However, banking regulators are currently reviewing such treatment, the outcome of which is not known. Should the banking regulators determine that treatment of trust preferred securities shall not be treated as Tier 1 capital, such determination would have an impact on Pinnacle Financial, however Pinnacle Financial's capital structure, at the present time and based on our current growth projections, is such that utilization of the Trust Preferred Securities as Tier II capital is more critical to Pinnacle Financial. To our knowledge, there has been no discussion by banking regulators to disqualify trust preferred securities as Tier II capital.

Capital Resources. At December 31, 2003 and 2002, our stockholders' equity amounted to $34.3 million and $32.4 million, respectively. The change in stockholders' equity was attributable to our net income for the year ended December 31, 2003 of $2,555,000 and the net decrease in comprehensive income of $622,000 attributable to the decrease in fair value of our available-for-sale securities portfolio.

Generally, banking laws and regulations require banks and bank holding companies to maintain certain minimum capital ratios in order to engage in certain activities or be eligible for certain types of regulatory relief. At December 31, 2003 and 2002, our capital ratios, including Pinnacle National's capital ratios, met regulatory minimum capital requirements. At December 31, 2003 and 2002, Pinnacle National was categorized as "well-capitalized". To be categorized as "well-capitalized", Pinnacle National must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. Additionally, Pinnacle Financial and Pinnacle National must maintain certain minimum capital ratios for regulatory purposes. The following table presents actual, minimum and "well-capitalized" capital amounts and ratios at December 31, 2003 and 2002:

	Actual		Minimum Capital Requirement		Minimum To Be "Well-Capitalized" Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
At December 31, 2003						
Total capital to risk weighted assets:						
Pinnacle Financial	$47,914	12.8%	$29,981	8.0%	not applicable	
Pinnacle National	$38,617	10.3%	$29,944	8.0%	$37,430	10%
Tier I capital to risk weighted assets:						
Pinnacle Financial	$44,185	11.8%	$14,990	4.0%	not applicable	
Pinnacle National	$34,888	9.3%	$14,972	4.0%	$22,458	6%
Tier I capital to average assets (*):						
Pinnacle Financial	$44,185	9.7%	$18,188	4.0%	not applicable	
Pinnacle National	$34,888	7.7%	$18,188	4.0%	$22,735	5.0%
At December 31, 2002						
Total capital to risk weighted assets:						
Pinnacle Financial	$34,318	13.8%	$19,960	8.0%	not applicable	
Pinnacle National	$30,777	12.3%	$19,960	8.0%	$24,951	10.0%
Tier I capital to risk weighted assets:						
Pinnacle Financial	$31,631	12.7%	$9,980	4.0%	not applicable	
Pinnacle National	$28,090	11.3%	$9,980	4.0%	$14,970	6.0%
Tier I capital to average assets (*):						
Pinnacle Financial	$31,631	11.1%	$11,437	4.0%	not applicable	
Pinnacle National	$28,090	9.8%	$11,437	4.0%	$14,296	5.0%

(*) Average assets for the above calculations were based on average assets for the immediately preceding quarter.

In connection with approving Pinnacle Financial's issuance of Trust Preferred Securities, the Federal Reserve Bank of Atlanta ("FRB-Atlanta") required Pinnacle Financial to maintain a Total capital to risk-weighted assets ratio of 10%, a Tier 1 capital to risk-weighted assets ratio of 6% and a Tier 1 capital to average-assets ratio of 5% during the period ended December 31, 2004. In connection with such approval, Pinnacle Financial's President and Chief Executive Officer, Chairman and Chief Administrative Officer committed to the FRB-Atlanta that if required to enable Pinnacle Financial to make interest payments in 2004 on its Subordinated Debentures under certain circumstances, they would exercise up to 92,500 warrants to acquire Pinnacle Financial common stock held by them to provide funds for such payment.

Dividends. Pinnacle National is subject to restrictions on the payment of dividends to Pinnacle Financial under federal banking laws and the regulations of the Office of the Comptroller of the Currency, or the "OCC". Currently, Pinnacle National cannot pay Pinnacle Financial any dividends without prior approval of the OCC.

We, in turn, are also subject to limits on payment of dividends to our shareholders by the rules, regulations and policies of federal banking authorities. We have not paid any dividends to date, nor do we anticipate paying dividends to our shareholders for the foreseeable future. In order to pay such dividends, we will need to receive dividends from Pinnacle National or have other sources of funds. As a national bank, Pinnacle National will not be able to pay dividends to us until it has a positive retained earnings account. At December 31, 2003, Pinnacle National's accumulated deficit was approximately $111,000. Future dividend policy will depend on Pinnacle National's earnings, capital position, financial condition and other factors.

Return on Assets and Stockholders' Equity. The following table shows return on average assets (net income divided by average total assets), return on average equity (net income divided by average stockholders' equity), dividend payout ratio (dividends declared per share divided by net income per share) and stockholders' equity to asset ratio (average stockholders' equity divided by average total assets) for each year in the three-year period ended December 31, 2003.

	2003	2002	2001
Return on average assets	0.66 %	0.29 %	(1.19) %
Return on average equity	7.70 %	2.47 %	(7.93) %
Dividend payout ratio	- %	- %	- %
Average equity to average assets ratio	8.54 %	11.58 %	15.29 %

Market and Liquidity Risk Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies. Our Asset Liability Management Committee ("ALCO") is charged with the responsibility of monitoring these policies, which are designed to ensure acceptable composition of asset/liability mix. Two critical areas of focus for ALCO are interest rate sensitivity and liquidity risk management.

Interest Rate Sensitivity. In the normal course of business, we are exposed to market risk arising from fluctuations in interest rates. ALCO measures and evaluates the interest rate risk so that we can meet customer demands for various types of loans and deposits. ALCO determines the most appropriate amounts of on-balance sheet and off-balance sheet items. Measurements which we use to help us manage interest rate sensitivity include an earnings simulation model, an economic value of equity model, and gap analysis computations. These measurements are used in conjunction with competitive pricing analysis.

Earnings simulation model. We believe that interest rate risk is best measured by our earnings simulation modeling. Forecasted levels of earning assets, interest-bearing liabilities, and off-balance sheet financial instruments are combined with ALCO forecasts of interest rates for the next 12 months and are combined with other factors in order to produce various earnings simulations. To limit interest rate risk, we have guidelines for our earnings at risk which seek to limit the variance of net income to less than 10 percent for a 200 basis point change up or down in rates from management's most likely interest rate forecast over the next twelve months. We have operated within this guideline since inception.

Economic value of equity. Our economic value of equity model measures the extent that estimated economic values of our assets, liabilities and off-balance sheet items will change as a result of interest rate changes. Economic values are determined by discounting expected cash flows from assets, liabilities and off-balance sheet items, which establishes a base case economic value of equity. To help limit interest rate risk, we have a guideline stating that for an instantaneous 200 basis point change in interest rates up or down, the economic value of equity will not change by more than 20 percent from the base case. We have operated within this guideline since inception.

Gap analysis. An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed; for example, within three months or one year. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

At December 31, 2003, our cumulative twelve-month interest rate-sensitivity gap ratio of earning assets to interest bearing liabilities was 85% (compared to 82% at December 31, 2002), which was within our targeted ratio of 75% to 125% in this time horizon. Since the ratio is less than 100%, the ratio indicates that our interest-bearing liabilities will reprice during this period at a rate faster than our interest-earning assets absent the factors mentioned previously. There is a general view in credit markets that interest rates will eventually rise over the next 12 months which, given our gap position, could have a negative impact on our net interest income. However, deposit pricing will generally lag both in degree and timing with any upward interest rate adjustments. Thus, our management believes we are in an acceptable position to manage our net interest margins through an upward rate environment.

Each of the above analyses may not, on their own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps and floors"), which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates. ALCO reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios as part of its responsibility to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies.

We may also use derivative financial instruments to improve the balance between interest-sensitive assets and interest-sensitive liabilities and as one tool to manage our interest rate sensitivity while continuing to meet the credit and deposit needs of our customers. At December 31, 2003 and 2002, we had not entered into any derivative contracts to assist managing our interest rate sensitivity.

Liquidity Risk Management. The purpose of liquidity risk management is to ensure that there are sufficient cash flows to satisfy loan demand, deposit withdrawals, and our other needs. Traditional sources of liquidity for a bank include asset maturities and growth in core deposits. A bank may achieve its desired liquidity objectives from the management of its assets and liabilities and by internally generated funding through its operations. Funds invested in marketable instruments that can be readily sold and the continuous maturing of other earning assets are sources of liquidity from an asset perspective. The liability base provides sources of liquidity through attraction of increased deposits and borrowing funds from various other institutions.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and our management intends to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates, general economic conditions and competition. Additionally, debt security investments are subject to prepayment and call provisions that could accelerate their payoff prior to stated maturity. We attempt to price our deposit products to meet our asset/liability objectives consistent with local market conditions. Our ALCO is responsible for monitoring our ongoing liquidity needs. Our regulators also monitor our liquidity and capital resources on a periodic basis.

In addition, Pinnacle National is a member of the Federal Home Loan Bank of Cincinnati. As a result, Pinnacle National receives advances from the Federal Home Loan Bank of Cincinnati, pursuant to the terms of various borrowing agreements, which assist it in the funding of its home mortgage and commercial real estate loan portfolios. Pinnacle National has pledged under the borrowing agreements with the Federal Home Loan Bank of Cincinnati certain qualifying residential mortgage loans and, pursuant to a blanket lien, all qualifying commercial mortgage loans as collateral. At December 31, 2003, Pinnacle National had received advances from the Federal Home Loan Bank of Cincinnati totaling $44.5 million at the following rates and maturities (dollars in thousands):

	Amount	Interest Rate
January 28, 2004	$ 5,000	1.14 %
March 29, 2004	3,000	4.38
April 14, 2004	7,000	1.13
June 18, 2004	3,000	1.25
July 28, 2004	2,000	1.88
July 30, 2004	4,000	2.94
September 15, 2004	5,000	1.28
January 28, 2005	2,000	2.18
October 14, 2005	3,000	3.10
December 30, 2005	3,000	2.40
January 27, 2006	2,000	2.79
April 17, 2006	2,000	2.64
April 28, 2006	1,500	2.52
January 26, 2007	2,000	3.24
	$ 44,500	
Weighted average interest rate		2.12 %

At December 31, 2003, brokered certificates of deposit approximated $39.4 million which represented 8.5% of total fundings compared to $42.7 million and 15.8% at December 31, 2002. We issue these brokered certificates through several different brokerage houses based on competitive bid. Typically, these funds are for varying maturities from six months to two years and are issued at rates which are competitive to rates we would be required to pay to attract similar deposits from the local market as well as rates for Federal Home Loan Bank of Cincinnati advances of similar maturities. We consider these deposits to be a ready source of liquidity under current market conditions.

At December 31, 2003, we had no significant commitments for capital expenditures. However, we are in the process of developing our branch network in Davidson, Williamson and surrounding counties. As a result, we anticipate that we will enter into contracts to buy property or construct branch facilities and/or lease agreements to lease property and/or rent currently constructed facilities in Davidson, Williamson and surrounding counties.

The following table presents additional information about our contractual obligations as of December 31, 2003, which by their terms have contractual maturity and termination dates subsequent to December 31, 2003 (dollars in thousands):

	Next 12 Months	13-36 Months	37-60 Months	More than 60 Months	Totals
Contractual obligations:					
Certificates of deposit	$ 116,286	$ 41,402	$ 294	$ -	$ 157,982
Securities sold under agreements to repurchase	15,050	-	-	-	15,050
Federal Home Loan Bank advances	29,000	13,500	2,000	-	44,500
Subordinated debt	-	-	-	10,310	10,310
Minimum operating lease commitments	408	848	896	1,456	3,608
Totals	$ 160,744	$ 55,750	$ 3,190	$ 11,766	$ 231,450

Our management believes that we have adequate liquidity to meet all known contractual obligations and unfunded commitments, including loan commitments and reasonable borrower, depositor, and creditor requirements over the next twelve months.

Off-Balance Sheet Arrangements. At December 31, 2003, we had outstanding standby letters of credit of $30.3 million and unfunded loan commitments outstanding of $95.6 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, Pinnacle National has the ability to liquidate Federal funds sold or securities available-for-sale or on a short-term basis to borrow and purchase Federal funds from other financial institutions. At December 31, 2003, Pinnacle National had accommodations with upstream correspondent banks for unsecured short-term advances. These accommodations have various covenants related to their term and availability, and in most cases must be repaid within less than a month. The following table presents additional information about our unfunded commitments as of December 31, 2003, which by their terms have contractual maturity dates subsequent to December 31, 2003 (dollars in thousands):

	Next 12 Months	13-36 Months	37-60 Months	More than 60 Months	Totals
Unfunded commitments:					
Letters of credit	$ 29,425	$ 892	$ -	$ -	$ 30,317
Lines of credit	63,094	8,678	5,242	18,601	95,615
Totals	$ 92,519	$ 9,570	$ 5,242	$ 18,601	$ 125,932

Impact of Inflation

The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

Recent Accounting Pronouncements

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities*, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, *Consolidation of Variable Interest Entities*, which was issued in January 2003. Pinnacle Financial will be required to apply FIN 46R to all entities subject to this Interpretation no later than the end of the first reporting period that end after December 15, 2004. This interpretation must be applied to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003.

For any variable interest entities (VIEs) that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE.

Pinnacle Financial has applied FIN 46R in accounting for PNFP Statutory Trust I ("Trust"), established on December 29, 2003. Accordingly, in the accompanying balance sheet, we have included, in other assets, our investment in the Trust of $310,000 and also included, in subordinated debt, the balance owed the Trust of $10,310,000. Except as related to the Trust, the application of this Interpretation is not expected to have a material effect on Pinnacle Financial's consolidated financial statements.

In May 2003, the FASB issued FASB Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The provisions of this Statement are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before May 15, 2003 and still existing at the beginning of the interim period of adoption. The adoption of this new standard is not expected to have an impact on the consolidated financial position or results of operations of Pinnacle Financial.

In December 2003, the Accounting Standards Executive Committee issued Statement of Position 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* ("SOP 03-3"). SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 includes loans acquired in purchase business combinations, but does not apply to loans originated by the entity. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004 although earlier adoption is encouraged. The adoption of this new statement of position is not expected to have a material impact on the consolidated financial position or results of operations of Pinnacle Financial.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
ASSETS		
Cash and noninterest-bearing due from banks	$ 13,768,278	$ 8,061,300
Interest-bearing due from banks	1,180,371	4,195,647
Federal funds sold	32,235,401	685,182
Cash and cash equivalents	47,184,050	12,942,129
Securities available-for-sale, at fair value	139,944,238	73,980,054
Mortgage loans held-for-sale	1,582,600	-
Loans	297,004,110	209,743,436
Less allowance for loan losses	(3,718,598)	(2,677,043)
Loans, net	293,285,512	207,066,393
Premises and equipment, net	6,911,359	3,611,504
Other assets	9,512,899	7,678,894
Total assets	$ 498,420,658	$ 305,278,974
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing demand	$ 60,796,396	$ 31,599,897
Interest-bearing demand	31,407,213	13,234,956
Savings and money market accounts	140,383,878	75,995,881
Time	157,981,525	113,185,655
Total deposits	390,569,012	234,016,389
Securities sold under agreements to repurchase	15,050,110	15,050,208
Federal Home Loan Bank advances	44,500,000	21,500,000
Subordinated debt	10,310,000	-
Other liabilities	3,655,155	2,308,730
Total liabilities	464,084,277	272,875,327
Commitments and contingent liabilities		
Stockholders' equity:		
Preferred stock, no par value; 10,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, par value $1.00; 10,000,000 shares authorized; 3,692,053 issued and outstanding at December 31, 2003 and 2002	3,692,053	3,692,053
Additional paid-in capital	30,682,947	30,682,947
Accumulated deficit	(189,155)	(2,743,794)
Accumulated other comprehensive income, net	150,536	772,441
Total stockholders' equity	34,336,381	32,403,647
Total liabilities and stockholders' equity	$ 498,420,658	$ 305,278,974

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,		
	2003	2002	2001
Interest income:			
Loans, including fees	$ 13,709,159	$ 10,509,655	$ 4,863,803
Securities, available-for-sale:			
Taxable	4,158,064	1,837,574	934,188
Tax-exempt	217,284	35,085	-
Federal funds sold and other	177,404	178,618	271,103
Total interest income	18,261,911	12,560,932	6,069,094
Interest expense:			
Deposits	4,349,365	3,813,019	2,342,282
Securities sold under agreements to repurchase	65,716	91,034	154,702
Federal funds purchased and other borrowings	948,023	457,576	82,404
Total interest expense	5,363,104	4,361,629	2,579,388
Net interest income	12,898,807	8,199,303	3,489,706
Provision for loan losses	1,157,280	938,000	1,669,622
Net interest income after provision for loan losses	11,741,527	7,261,303	1,820,084
Noninterest income:			
Service charges on deposit accounts	513,074	281,009	89,933
Investment sales commissions	998,119	809,837	838,558
Fees from origination of mortgage loans	666,853	-	-
Gains on loan participations sold	334,249	120,297	191,020
Gains on sales of investment securities, net	247,978	-	-
Other noninterest income	527,207	520,800	221,894
Total noninterest income	3,287,480	1,731,943	1,341,405
Noninterest expense:			
Salaries and employee benefits	7,260,982	5,236,792	4,137,863
Equipment and occupancy	1,827,260	1,442,288	1,132,422
Marketing and other business development	386,905	244,500	207,804
Administrative	655,729	436,984	411,994
Postage and supplies	347,684	255,624	163,428
Other noninterest expense	570,062	372,874	309,812
Total noninterest expense	11,048,622	7,989,062	6,363,323
Net income (loss) before income taxes	3,980,385	1,004,184	(3,201,834)
Income tax expense (benefit)	1,425,746	356,124	(2,065,169)
Net income (loss)	$ 2,554,639	$ 648,060	$ (1,136,665)
Per share information:			
Basic net income (loss) per common share	$ 0.69	$ 0.21	$ (0.57)
Diluted net income (loss) per common share	$ 0.65	$ 0.21	$ (0.57)
Weighted average common shares outstanding:			
Basic	3,692,053	3,054,471	1,981,598
Diluted	3,938,003	3,118,422	1,981,598

See accompanying notes to consolidated financial statements.

**PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
AND COMPREHENSIVE INCOME (LOSS)**

For the each of the years in the three-year period ended December 31, 2003

	Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Deficit	Income (Loss)	Equity
Balances, December 31, 2000	1,910,000	1,910,000	16,122,521	(2,255,189)	(6,467)	15,770,865
Proceeds from the sale of stock (less offering expenses of $20,998)	402,053	402,053	3,195,426	-	-	3,597,479
Comprehensive loss:						
Net loss	-	-	-	(1,136,665)	-	(1,136,665)
Net unrealized holding gains on available-for-sale securities, net of deferred tax expense of $31,837	-	-	-	-	59,123	59,123
Total comprehensive loss						(1,077,542)
Balances, December 31, 2001	2,312,053	2,312,053	19,317,947	(3,391,854)	52,656	18,290,802
Proceeds from the sale of stock (less offering expenses of $1,400,000)	1,380,000	1,380,000	11,365,000	-	-	12,745,000
Comprehensive income:						
Net income	-	-	-	648,060	-	648,060
Net unrealized holding gains on available-for-sale securities, net of deferred tax expense of $445,078	-	-	-	-	719,785	719,785
Total comprehensive income						1,367,845
Balances, December 31, 2002	3,692,053	$ 3,692,053	$ 30,682,947	$ (2,743,794)	$ 772,441	$ 32,403,647
Comprehensive income:						
Net income	-	-	-	2,554,639	-	2,554,639
Net unrealized holding losses on available-for-sale securities, net of deferred tax benefit of $381,171	-	-	-	-	(621,905)	(621,905)
Total comprehensive income						1,932,734
Balances, December 31, 2003	3,692,053	$ 3,692,053	$ 30,682,947	$ (189,155)	$ 150,536	$ 34,336,381

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2003	2002	2001
Operating activities:			
Net income (loss)	$ 2,554,639	$ 648,060	$ (1,136,665)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Net amortization of available-for-sale securities	858,412	256,471	16,781
Depreciation and amortization	953,819	693,663	616,022
Provision for loan losses	1,157,280	938,000	1,669,622
Gains on sales of investment securities, net	(247,978)	-	-
Gain on loan participations sold	(334,249)	(120,297)	(191,020)
Deferred tax expense (benefit)	569,987	356,124	(2,065,169)
Mortgage loans held for sale:			
Loans originated	(38,527,408)	-	-
Loans sold	36,944,808	-	-
Increase in other assets	(641,998)	(509,006)	(520,407)
Increase in other liabilities	1,346,425	1,131,837	405,031
Net cash provided by (used in) operating activities	4,333,737	3,394,852	(1,205,805)
Investing activities:			
Activities in securities available-for-sale:			
Purchases	(132,340,115)	(67,909,017)	(22,083,058)
Sales	23,125,263	-	-
Maturities, prepayments and calls	41,637,158	14,723,189	9,387,345
	(67,577,694)	(53,185,828)	(12,695,713)
Increase in loans, net	(87,376,399)	(75,396,751)	(122,032,534)
Purchases of premises and equipment and software	(3,910,748)	(677,323)	(1,314,861)
Purchases of capital securities of unconsolidated subsidiary	(310,000)	-	-
Purchases of life insurance policies	-	(1,800,000)	-
Purchases of other assets	(929,500)	(869,750)	(427,051)
Net cash used in investing activities	(160,004,341)	(131,929,652)	(136,470,159)
Financing activities:			
Net increase in deposits	156,552,623	100,757,338	110,720,406
Net increase (decrease) in repurchase agreements	(98)	392,515	14,251,693
Advances from Federal Home Loan Bank:			
Issuances	34,500,000	13,000,000	8,500,000
Payments	(11,500,000)	-	-
Proceeds from issuance of subordinated debt	10,310,000	-	-
Debt issuance costs related to issuance of subordinated debt	(150,000)	-	-
Net proceeds from sale of common stock	-	12,745,000	3,597,479
Net cash provided by financing activities	189,712,525	126,894,853	137,069,578
Net increase (decrease) in cash and cash equivalents	34,241,921	(1,639,947)	(606,386)
Cash and cash equivalents, beginning of period	12,942,129	14,582,076	15,188,462
Cash and cash equivalents, end of period	$ 47,184,050	$ 12,942,129	$ 14,582,076
Supplemental disclosure:			
Cash paid for interest	$ 5,341,687	$ 4,245,453	$ 2,049,763
Cash paid for income taxes	$ -	$ -	$ -

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Nature of Business — Pinnacle Financial Partners, Inc. (Pinnacle Financial) was formed on February 28, 2000 (inception) and is a bank holding company whose business is conducted by its wholly-owned subsidiary, Pinnacle National Bank (Pinnacle National). Additionally, PFP Title Company is a wholly-owned subsidiary of Pinnacle National. Pinnacle National is a commercial bank located in Nashville, Tennessee. Pinnacle National provides a full range of banking services in its primary market area of Davidson County and the surrounding counties. Pinnacle National commenced its banking operations on October 27, 2000. PFP Title Company sells title insurance policies to Pinnacle National customers and others. PNFP Statutory Trust I is a wholly-owned subsidiary of Pinnacle Financial was created for the exclusive purpose of issuing capital trust preferred securities.

Basis of Presentation — These consolidated financial statements include the accounts of Pinnacle Financial. Significant intercompany transactions and accounts are eliminated in consolidation, other than the accounts of PNFP Statutory Trust I which are included in these consolidated financial statements pursuant to the equity method of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Cash and Cash Equivalents — Cash on hand, cash items in process of collection, amounts due from banks, Federal funds sold and securities purchased under agreements to resell, with original maturities within ninety days, are included in cash and cash equivalents.

Securities — Securities are classified based on management's intention on the date of purchase. All debt securities classified as available-for-sale are recorded at fair value with any unrealized gains and losses reported in other comprehensive income (loss), net of the deferred income tax effects. Securities that Pinnacle Financial has both the positive intent and ability to hold to maturity would be classified as held to maturity and would be carried at historical cost and adjusted for amortization of premiums and accretion of discounts unless there is a decline in value which is considered to be other than temporary, in which case the cost basis of the security is written down to fair value and the amount of the write-down included in the statement of operations. At December 31, 2003 and 2002, Pinnacle Financial had no held to maturity securities in its portfolio.

Interest and dividends on securities, including amortization of premiums and accretion of discounts calculated under the effective interest method, are included in interest income. Realized gains and losses from the sale of securities are determined using the specific identification method.

Loans Held for Sale — Loans originated and intended for sale are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized loss, if any, are recognized through a valuation allowance by charges to income.

Loans — Loans are reported at their outstanding principal balances less unearned income, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income on loans is accrued based on the principal balance outstanding. Loan origination fees, net of certain loan origination costs, are deferred and recognized as an adjustment to the related loan yield using the interest method.

The accrual of interest on loans is discontinued when there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. Generally, all

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

interest accrued but not collected for loans that are placed on nonaccrual status or charged-off is reversed against current income. Interest income is subsequently recognized only to the extent cash payments are received.

The allowance for loan losses is maintained at a level that management believes to be adequate to absorb losses inherent in the loan portfolio. Loan losses are charged against the allowance when they are known. Subsequent recoveries are credited to the allowance. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, current economic conditions, volume, growth, composition of the loan portfolio, homogeneous pools of loans, risk ratings of specific loans, identified impaired loans, and other factors related to the portfolio. This evaluation is performed quarterly and is inherently subjective, as it requires material estimates that are susceptible to significant change including the amounts and timing of future cash flows expected to be received on any impaired loans. In addition, regulatory agencies, as an integral part of their examination process, will periodically review Pinnacle Financial's allowance for loan losses, and may require Pinnacle Financial to record adjustments to the allowance based on their judgment about information available to them at the time of their examinations.

A loan is considered to be impaired when it is probable Pinnacle Financial will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Individually identified impaired loans are measured based on the present value of expected payments using the loan's original effective rate as the discount rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. Changes to the valuation allowance are recorded as a component of the provision for loan losses.

Transfers of Financial Assets — Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from Pinnacle Financial, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) Pinnacle Financial does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Premises and Equipment — Premises and equipment are carried at cost less accumulated depreciation computed principally by the straight-line method over the estimated useful lives of the assets or the lease terms for leasehold improvements, whichever is shorter. Useful lives for all premises and equipment range between three and thirty years.

Other Assets — Included in other assets as of December 31, 2003 and 2002 is approximately $535,000 and $435,000, respectively, net of amortization, related to amounts paid to certain individuals to secure their employment with Pinnacle Financial. These amounts are subject to certain agreements whereby a certain pro rata amount will be owed Pinnacle Financial should the employee leave the employ of Pinnacle Financial within six years of their employment date. Pinnacle Financial is amortizing the amounts to salaries and employee benefits expense on a straight-line basis over 36 to 72 months.

Also included in other assets as of December 31, 2003 and 2002, is approximately $250,000 and $303,000, respectively, of computer software related assets, net of amortization. This software supports Pinnacle Financial's primary data systems and relates to amounts paid to vendors for installation and development of such systems. These amounts are amortized on a straight-line basis over periods of three to seven years. For the years ended December 31, 2003, 2002 and 2001, Pinnacle Financial amortized approximately $122,000, $102,000, and $93,000, respectively, related to these costs. Software maintenance fees are capitalized in other assets and amortized over the term of the maintenance agreement.

Additionally, Pinnacle Financial maintains certain investments, at cost, with certain regulatory and other entities in which Pinnacle Financial has an ongoing business relationship. These entities are the Federal Reserve Bank of Atlanta, the Bankers' Bank of Atlanta and the Federal Home Loan Bank of Cincinnati. At December 31, 2003 and 2002, the cost of these investments, which is included in other assets was $2,391,000 and $1,811,000, respectively.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2002, Pinnacle National acquired life insurance policies on five key executives. Pinnacle National is the beneficiary of the death proceeds from these policies. To acquire these policies, Pinnacle National paid a one-time premium of $1.8 million. Pinnacle National increases the value of the polices based on a crediting rate which is then reset quarterly thereafter. This crediting rate serves to increase the cash surrender value of the policies over the life of the policies. At December 31, 2003 and 2002, the aggregate cash surrender value of these policies, which is reflected in other assets, was $1,931,000 and $1,842,000, respectively. Pinnacle National has not borrowed any funds against these policies.

Also included in other assets at December 31, 2003 and 2002 is $456,000 and $264,000, respectively, which is related to loans which have been sold to correspondent banks. These amounts represent the present value, net of amortization, of the future net cash flows of the difference between the interest payments the borrower is projected to pay Pinnacle Financial and the amount of interest that will be owed the correspondent based on their participation in the loan. Amortization of these amounts was $143,000 and $47,000 for the years ended December 31, 2003 and 2002, respectively.

Income Taxes — Income tax expense consists of current and deferred taxes. Current income tax provisions approximate taxes to be paid or refunded for the applicable year. Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Accordingly, the resulting net deferred tax asset or net deferred tax liability is included in the accompanying consolidated balance sheets in either other assets or other liabilities.

Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carryforwards and tax credits will be realized. A valuation allowance is recorded for those deferred tax assets for which it is more likely than not that realization will not occur.

Pinnacle Financial and Pinnacle National file a consolidated income tax return. Each entity provides for income taxes based on its contribution to income or loss of the consolidated group.

Stock-Based Compensation — In December 2002, the FASB issued SFAS No. 148, *"Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123"*. This Statement amends Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included below.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pinnacle Financial applies APB Opinion 25 and related interpretations in accounting for the stock option plan. All option grants carry exercise prices equal to or above the fair value of the common stock on the date of grant. Accordingly, no compensation cost has been recognized. Had compensation cost for Pinnacle Financial's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation," Pinnacle Financial's net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts indicated below for each of the years in the three-year period ended December 31, 2003:

		2003	2002	2001
Net income (loss), as reported		$ 2,554,639	$ 648,060	$ (1,136,665)
Deduct: Total stock-based compensation expense determined under the fair value based method for all awards, net of related tax effects		(197,320)	(152,905)	(61,704)
Pro forma net income (loss)		$ 2,357,319	$ 495,155	$ (1,198,369)
Per share information:				
Basic net income (loss)	As reported	$ 0.69	$ 0.21	$ (0.57)
	Pro forma	$ 0.64	$ 0.16	$ (0.60)
Diluted net income (loss)	As reported	$ 0.65	$ 0.21	$ (0.57)
	Pro forma	$ 0.60	$ 0.16	$ (0.60)

For purposes of these calculations, the fair value of options granted for each of the years in the three-year period ended December 31, 2003 was estimated using the Black-Scholes option pricing model and the following assumptions:

	2003	2002	2001
Risk free interest rate	1.18%	1.74%	4.88%
Expected life of the options	5.0 years	5.0 years	8.0 years
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility	41.6%	69.7%	40.0%
Weighted average fair value	$ 5.75	$ 5.69	$ 4.12

Income (Loss) Per Common Share — Basic earnings (loss) per share ("EPS") is computed by dividing net income (loss) by the weighted average common shares outstanding for the period. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted. The difference between basic and diluted weighted average shares outstanding was attributable to common stock options and warrants.

As of December 31, 2003 and 2002, there were common stock options outstanding to purchase up to 453,700 and 362,350 common shares, respectively. Substantially all of these shares have exercise prices, which when considered in relation to the average market price of Pinnacle Financial's common stock, are considered dilutive and are considered in Pinnacle Financial's diluted income per share calculation for the years ended December 31, 2003 and 2002. Additionally, as of December 31, 2003 and 2002, Pinnacle Financial had granted warrants to purchase 203,000 common shares which have been considered in the calculation of Pinnacle Financial's diluted income per share for the years ended December 31, 2003 and 2002.

As of December 31, 2001, there were common stock options outstanding to purchase up to 239,200 common shares and warrants to purchase 203,000 common shares. However, due to Pinnacle Financial's net loss and the exercise prices in relation to the average market price of Pinnacle Financial's common stock, the stock options and warrants were anti-dilutive and have not been considered in the calculation of Pinnacle Financial's diluted loss per share for the year ended December 31, 2001.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the basic and diluted earnings per share calculation for each of the years in the three-year period ended December 31, 2003:

	2003	2002	2001
Basic earnings per share calculation:			
Numerator – Net income (loss)	$ 2,554,639	$ 648,060	$ (1,136,665)
Denominator – Average common shares outstanding	3,692,053	3,054,471	1,981,598
Basic earnings (loss) per share	$ 0.69	$ 0.21	$ (0.57)
Diluted earnings per share calculation:			
Numerator – Net income (loss)	$ 2,554,639	$ 648,060	$ (1,136,665)
Denominator – Average common shares outstanding	3,692,053	3,054,471	1,981,598
Dilutive shares contingently issuable	245,950	63,951	-
Average dilutive common shares outstanding	3,938,003	3,118,422	1,981,598
Diluted earnings (loss) per share	$ 0.65	$ 0.21	$ (0.57)

Business Segments — Pinnacle Financial operates in one business segment, commercial banking, and has no individually significant business segments.

Comprehensive Income (Loss) — Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" describes comprehensive income as the total of all components of comprehensive income including net income. Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income. Currently, Pinnacle Financial's other comprehensive income (loss) consists of unrealized gains and losses, net of deferred income taxes, on available-for-sale securities. The following is a summary of other comprehensive income for each of the years in the three-year period ended December 31, 2003.

	2003	2002	2001
Net income, as reported	$ 2,554,639	$ 648,060	$ (1,136,665)
Other comprehensive income – Net unrealized holding gains (losses) from available-for-sale securities	(621,905)	719,785	59,123
Total comprehensive income (loss)	$ 1,932,734	$ 1,367,845	$ (1,077,542)

Recent Accounting Pronouncements — In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities ("FIN 46R")*, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, *Consolidation of Variable Interest Entities*, which was issued in January 2003. Pinnacle Financial will be required to apply FIN 46R to all entities subject to this Interpretation no later than the end of the first reporting period that end after December 15, 2004. This interpretation must be applied to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003.

For any variable interest entities (VIEs) that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE.

Pinnacle Financial has applied FIN 46R in accounting for PNFP Statutory Trust I ("Trust"), established on December 29, 2003. Accordingly, in the accompanying balance sheet, we have included, in other assets, our investment in the Trust of $310,000 and also included, in subordinated debt, the balance owed the Trust of

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$10,310,000. Except as related to the Trust, the he application of this Interpretation is not expected to have a material effect on Pinnacle Financial's consolidated financial statements.

In May 2003, the FASB issued FASB Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The provisions of this Statement are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before May 15, 2003 and still existing at the beginning of the interim period of adoption. The adoption of this new standard is not expected to have an impact on the consolidated financial position or results of operations of Pinnacle Financial.

In December 2003, the Accounting Standards Executive Committee issued Statement of Position 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* ("SOP 03-3"). SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 includes loans acquired in purchase business combinations, but does not apply to loans originated by the entity. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004 although earlier adoption is encouraged. The adoption of this new statement of position is not expected to have a material impact on the consolidated financial position or results of operations of Pinnacle Financial.

Reclassifications – Certain previous amounts have been reclassified to conform to the 2003 presentation. Such reclassifications had no impact on net income or loss during any period.

Note 2. Restricted Cash Balances

Regulation D of the Federal Reserve Act requires that banks maintain reserve balances with the Federal Reserve Bank based principally on the type and amount of their deposits. At its option, Pinnacle Financial maintains additional balances to compensate for clearing and other services. For the years ended December 31, 2003 and 2002, the average daily balance maintained at the Federal Reserve was approximately $1,703,000 and $781,000, respectively.

Note 3. Securities Available-For-Sale

The amortized cost and fair value of securities available-for-sale at December 31, 2003 and 2002 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale - 2003:				
U.S. government and agency securities	$ 27,023,126	$ 353,204	$ (104,354)	$ 27,271,976
Mortgage-backed securities	103,087,958	506,881	(616,953)	102,977,886
State and municipal securities	9,590,357	142,970	(38,951)	9,694,376
	$ 139,701,441	$ 1,003,055	$ (760,258)	$ 139,944,238
Securities available-for-sale - 2002:				
U.S. government and agency securities	$ 14,588,520	$ 455,021	$ (18,355)	$ 15,025,186
Mortgage-backed securities	54,566,041	815,806	(8,149)	55,373,698
State and municipal securities	3,579,620	13,066	(11,516)	3,581,170
	$ 72,734,181	$ 1,283,893	$ (38,020)	$ 73,980,054

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pinnacle Financial realized approximately $248,000 in net gains from the sale of $23,126,000 of available-for-sale securities during the year ended December 31, 2003. Gross realized gains amounted to $263,000 on the sale of $20.5 million of available-for-sale securities while gross realized losses amounted to $15,000 on the sale of $2.6 million of available-for-sale securities during the year ended December 31, 2003. Pinnacle Financial realized no gains or losses from the sale of securities as no such transactions occurred during the years ended December 31, 2002 or 2001. At December 31, 2003, approximately $81,972,000 of Pinnacle Financial's available-for-sale portfolio was pledged to secure public fund and other deposits and securities sold under agreements to repurchase.

The amortized cost and fair value of debt securities as of December 31, 2003 by contractual maturity are shown below. Actual maturities may differ from contractual maturities of mortgage-backed securities since the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories in the following summary.

	Amortized Cost	Fair Value
Due in one year or less	$ -	$ -
Due in one year to five years	5,813,900	6,041,010
Due in five years to ten years	30,325,526	30,457,236
Due after ten years	474,057	468,106
Mortgage-backed securities	103,087,958	102,977,886
	$ 139,701,441	$ 139,944,238

At December 31, 2003, included in securities available-for-sale were the following investments with unrealized losses classified according to the term of the unrealized loss of less than twelve months or twelve months or longer as follows:

	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government and agency securities	$ 9,936,645	$ 104,354	$ -	$ -	$ 9,936,645	$ 104,354
Mortgage-backed securities	52,671,658	616,953	-	-	52,671,658	616,953
State and municipal securities	2,616,888	38,951	-	-	2,616,888	38,951
Total temporarily-impaired securities	$ 65,225,289	$ 760,258	$ -	$ -	$ 65,225,289	$ 760,258

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Pinnacle Financial to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The unrealized loss approximates 1.2% of the fair value of the temporarily impaired securities at December 31, 2003 and includes thirty-eight issuances as follows:

- The unrealized loss on investments in U.S. government and agency securities consists of six securities which were caused by market interest rate increases since the time at which these investments were acquired. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment.
- Pinnacle Financial had twenty mortgage-backed securities with unrealized losses which were also caused by increases in market interest rates. The contractual cash flows of these securities are guaranteed by the issuing agency and, with respect to Government National Mortgage Association issuances, by the U.S. government. It is not expected that the securities would be settled at a price less than the amortized cost of the investment.
- The unrealized loss on investments in state and municipal securities consists of twelve securities and was also caused by increases in market interest rates since the time the investments were acquired. These securities were related to a variety of jurisdictions within the State of Tennessee and, in most cases, were credit enhanced via an agreement from an national insurance underwriting agency. It is

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

not expected that the securities will be settled at a price less than the unamortized cost of the investment.

Because the declines in fair value were attributable to increases in interest rates and not attributable to credit quality and because Pinnacle Financial has the ability and intent to hold all of these investments until a market price recovery or maturity, these investments were not considered other-than-temporarily impaired.

Note 4. Loans and Allowance for Loan Losses

The composition of loans at December 31, 2003 and 2002 is summarized as follows:

	2003	2002
Commercial real estate – Mortgage	$ 68,507,350	$ 58,964,823
Commercial real estate – Construction	8,210,646	5,396,697
Commercial – Other	129,881,732	98,722,136
Total Commercial	206,599,728	163,083,656
Consumer real estate – Mortgage	76,041,526	37,533,445
Consumer real estate – Construction	3,077,656	1,971,152
Consumer – Other	11,285,200	7,155,183
Total Consumer	90,404,382	46,659,780
Total Loans	297,004,110	209,743,436
Allowance for loan losses	(3,718,598)	(2,677,043)
Loans, net	$ 293,285,512	$ 207,066,393

Using standard industry codes, Pinnacle Financial periodically analyzes its commercial loan portfolio to determine if a concentration of credit risk exists to any one or more industries. Pinnacle Financial has a meaningful credit exposure (loans outstanding plus unfunded lines of credit) to borrowers in the trucking industry and to operators of nonresidential buildings. Credit exposure to the trucking industry approximated $35.0 million and $27.1 million, while credit exposure to operators of nonresidential buildings approximated $16.6 million and $9.6 million at December 31, 2003 and 2002, respectively. Levels of exposure to these industry groups are periodically evaluated in order to determine if additional allowance allocations are warranted.

At December 31, 2003 and 2002, Pinnacle Financial had certain impaired loans on nonaccruing interest status. The principal balance of these nonaccrual loans amounted to $379,000; $1,845,000 and $250,000 at December 31, 2003, 2002 and 2001, respectively. In each case, Pinnacle Financial reversed all previously accrued interest income against current year earnings. Had these loans been on accruing status, interest income would have been higher by $75,000, $43,000 and $5,000 for each of the years in the three-year period ended December 31, 2003. Pinnacle Financial had no impaired loans with an assigned valuation allowance at December 31, 2003 or at December 31, 2002. As to the nonaccruing loan at December 31, 2001, Pinnacle Financial assigned a valuation allowance as follows:

	Recorded Investment	Valuation Allowance
Valuation allowance required	$ 250,000	$ 150,000
No valuation allowance required	-	-
Balance at end of period	$ 250,000	$ 150,000

During the years ended December 31, 2003 and 2002, the average balance of all impaired loans amounted to $1,160,000 and $144,000, respectively. The average balance of impaired loans during the year ended December 31, 2001 was insignificant as the sole loan was not deemed impaired until the end of 2001. As all loans that were deemed impaired were either on nonaccruing interest status during the entire year or were placed on nonaccruing status on the date they were deemed impaired, no interest income has been recognized on any impaired loans during the three-year period ended December 31, 2003.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Changes in the allowance for loan losses for each of the years in the three-year period ended December 31, 2003 are as follows:

	2003	2002	2001
Balance at beginning of period	$ 2,677,043	$ 1,832,000	$ 162,378
Charged-off loans	(167,023)	(92,957)	-
Recovery of previously charged-off loans	51,298	-	-
Provision for loan losses	1,157,280	938,000	1,669,622
Balance at end of period	$ 3,718,598	2,677,043	$ 1,832,000

At December 31, 2003, Pinnacle Financial has granted loans and other extensions of credit amounting to approximately $6,484,000 to certain directors, executive officers, and their related entities, of which $3,522,000 had been drawn upon. At December 31, 2002, Pinnacle Financial has granted loans and other extensions of credit amounting to approximately $6,970,000 to certain directors, executive officers, and their related entities of which $4,743,000 had been drawn upon. The terms on these loans and extensions are on substantially the same terms customary for other persons for the type of loan involved.

During 2003, 2002 and 2001, Pinnacle Financial sold participations in certain loans to correspondent banks at an interest rate that was less than that of the borrower's rate of interest. In accordance with generally accepted accounting principles, Pinnacle Financial has reflected a gain on the sale of these participated loans for the years ended December 31, 2003, 2002 and 2001 of approximately $334,000, $120,000 and $191,000, respectively, which is attributable to the present value of the future net cash flows of the difference between the interest payments the borrower is projected to pay Pinnacle Financial and the amount of interest that will be owed the correspondent based on their future participation in the loan.

Note 5. Premises and Equipment and Lease Commitments

Premises and equipment at December 31, 2003 and 2002 are summarized as follows:

	Range of Useful Lives	2003	2002
Land	-	$ 1,239,552	$ -
Buildings and leasehold improvements	15 to 30 years	3,809,939	2,203,775
Furniture and equipment	3 to 15 years	3,301,777	2,305,280
		8,351,268	4,509,055
Accumulated depreciation		(1,439,909)	(897,551)
		$ 6,911,359	$ 3,611,504

Depreciation expense was approximately $542,000, $461,000 and $381,000 for each of the years in the three-year period ended December 31, 2003.

Pinnacle Financial has entered into various operating leases, primarily for office space and branch facilities. Rent expense related to these leases for 2003, 2002 and 2001 totaled $449,000, $399,000 and $374,000, respectively. At December 31, 2003, the approximate future minimum lease payments due under the aforementioned operating leases for their initial term is as follows:

2004	$ 408,000
2005	419,000
2006	429,000
2007	441,000
2008	455,000
Thereafter	1,456,000
	$ 3,608,000

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Deposits

At December 31, 2003, the scheduled maturities of time deposits are as follows:

2004	$ 116,286,000
2005	30,396,000
2006	11,006,000
2007	-
2008	294,000
	$ 157,982,000

Additionally, at December 31, 2003 and 2002, approximately $113,986,000 and $87,439,000, respectively, of time deposits had been issued in denominations of $100,000 or greater.

Note 7. Federal Home Loan Bank Advances and Other Borrowings

During 2001, Pinnacle National became a member of the Federal Home Loan Bank of Cincinnati ("FHLB"). As a result, Pinnacle National is eligible for advances from the FHLB, pursuant to the terms of various borrowing agreements, which assists Pinnacle National in the funding of Pinnacle National's home mortgage and commercial real estate loan portfolios. Pinnacle National has pledged certain qualifying residential mortgage loans and, pursuant to a blanket lien, all qualifying commercial mortgage loans as collateral under the borrowing agreements with the FHLB.

At December 31, 2003 and 2002, Pinnacle National had received advances from the FHLB totaling $44,500,000 and $21,500,000, respectively. At December 31, 2003, the scheduled maturities of these advances and interest rates are as follows:

	Scheduled Maturities	Interest Rate Ranges
2004	$ 29,000,000	1.1% to 4.4%
2005	8,000,000	2.2% to 3.1%
2006	5,500,000	2.5% to 2.8%
2007	2,000,000	3.2%
	$ 44,500,000	
Weighted average interest rate		2.1%

On December 29, 2003, we established PNFP Statutory Trust I ("Trust"), a wholly-owned statutory business trust. Pinnacle Financial is the sole sponsor of the trust and acquired the Trust's common securities for $310,000. The Trust was created for the exclusive purpose of issuing 30-year capital trust preferred securities ("Trust Preferred Securities") in the aggregate amount of $10,000,000 and using the proceeds to purchase $10,310,000 of junior subordinated debentures ("Subordinated Debentures") issued by Pinnacle Financial. The sole assets of the Trust are the Subordinated Debentures. Pinnacle Financial's $310,000 investment in the Trust is included in other assets in the accompanying consolidated balance sheet and the $10,310,000 obligation of Pinnacle Financial is included in subordinated debt.

The Trust Preferred Securities bear a floating interest rate based on a spread over 3-month LIBOR which is set each quarter and matures on December 30, 2033. Distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. Pinnacle Financial guarantees the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trust. Pinnacle Financial's obligations under the Subordinated Debentures together with the guarantee and other back-up

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

obligations, in the aggregate, constitute a full and unconditional guarantee by Pinnacle Financial of the obligations of the Trust under the Trust Preferred Securities.

The Subordinated Debentures are unsecured, bear an interest rate based on a spread over 3-month LIBOR (equal to the spread paid by the Trust on the Trust Preferred Securities) which is set each quarter and matures on December 30, 2033. Interest is payable quarterly. Pinnacle Financial may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and Pinnacle Financial's ability to pay dividends on our common shares will be restricted.

Subject to approval by the Federal Reserve Bank of Atlanta, the Trust Preferred Securities may be redeemed prior to maturity at our option on or after September 17, 2008. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trust becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by the parent company on the Subordinated Debentures becoming non-deductible for federal tax purposes, (3) the requirement for the Trust to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier I capital" under the Federal Reserve capital adequacy guidelines.

The Trust Preferred Securities qualify as Tier I capital under current regulatory definitions. Debt issuance costs of $150,000 consisting primarily of underwriting discounts and professional fees are included in other assets in the accompanying consolidated balance sheet as of December 31, 2003. These debt issuance costs are being amortized over ten years using the straight-line method.

At December 31, 2003, Pinnacle National has accommodations which allow Pinnacle National to purchase Federal funds from several of its correspondent banks on an overnight basis at prevailing overnight market rates. These accommodations are subject to various restrictions as to their term and availability, and in most cases, must be repaid within less than a month. There were no outstanding balances at December 31, 2003 or 2002 under these arrangements.

Note 8. Income Taxes

Income tax expense (benefit) attributable to income (losses) from continuing operations for each of the years in the three-year period ended December 31, 2003 consists of the following:

	2003	2002	2001
Current tax expense:			
Federal	$ 710,749	$ -	$ -
State	145,010	-	-
Total current tax expense	855,759	-	-
Deferred tax expense (benefit):			
Federal	473,038	295,874	(1,018,073)
State	96,949	60,250	(192,111)
Total deferred tax expense (benefit)	569,987	356,124	(1,210,184)
Change in valuation allowance	-	-	(854,985)
	$ 1,425,746	$ 356,124	$ (2,065,169)

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pinnacle Financial's income tax expense (benefit) differs from the amounts computed by applying the Federal income tax statutory rates of 34% in 2003, 2002 and 2001 to income before income taxes. A reconciliation of the differences for each of the years in the three-year period ended December 31, 2003 is as follows:

	2003	2002	2001
Income taxes at statutory rate	$ 1,353,331	$ 341,423	$ (1,088,624)
State tax expense (benefit), net of federal tax effect	159,693	39,765	(126,793)
Other items	(87,278)	(25,064)	5,233
Change in valuation allowance	-	-	(854,985)
Income tax expense (benefit)	$ 1,425,746	$ 356,124	$ (2,065,169)

Based on an evaluation of Pinnacle Financial's current operating results and future projections during the fourth quarter of 2001 management determined that it was more likely than not that Pinnacle Financial would realize the tax benefits of these operating losses and other charges. As a result, Pinnacle Financial eliminated the valuation allowance and recorded a deferred income tax benefit of $2,065,000 in Pinnacle Financial's results of operations for the year ended December 31, 2001.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Pinnacle Financial will realize the benefit of these deductible differences at December 31, 2003. However, the amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The components of deferred income taxes included in other assets in the accompanying consolidated balance sheets at December 31, 2003 and 2002 are as follows:

	2003	2002
Deferred tax assets:		
Loan loss allowance	$ 1,402,434	$ 1,015,703
Other accruals	109,026	169,846
Net operating loss carryforward	-	690,219
	1,511,460	1,875,768
Deferred tax liabilities:		
Depreciation and amortization	231,524	166,719
Other accruals	140,874	-
Securities available for sale	92,263	473,432
	464,664	640,151
Net deferred tax assets	$ 1,046,799	$ 1,235,617

Note 9. Commitments and Contingent Liabilities

In the normal course of business, Pinnacle Financial has entered into off-balance sheet financial instruments which include commitments to extend credit (i.e., including unfunded lines of credit) and standby letters of credit. Commitments to extend credit are usually the result of lines of credit granted to existing borrowers under agreements that the total outstanding indebtedness will not exceed a specific amount during the term of the indebtedness. Typical borrowers are commercial concerns that use lines of credit to supplement their treasury management functions, thus their total outstanding indebtedness may fluctuate during any time period based on the seasonality of their business and the resultant timing of their cash flows. Other typical lines of credit are related to home equity loans granted to consumers. Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Standby letters of credit are generally issued on behalf of an applicant (our customer) to a specifically named beneficiary and are the result of a particular business arrangement that exists between the applicant and the beneficiary. Standby letters of credit have fixed expiration dates and are usually for terms of two years or less unless terminated beforehand due to criteria specified in the standby letter of credit. A typical arrangement involves the applicant routinely being indebted to the beneficiary for such items as inventory purchases, insurance, utilities, lease guarantees or other third party commercial transactions. The standby letter of credit would permit the beneficiary to obtain payment from Pinnacle Financial under certain prescribed circumstances. Subsequently, Pinnacle Financial would then seek reimbursement from the applicant pursuant to the terms of the standby letter of credit.

Pinnacle Financial follows the same credit policies and underwriting practices when making these commitments as it does for on-balance sheet instruments. Each customer's creditworthiness is evaluated on a case-by-case basis and the amount of collateral obtained, if any, is based on management's credit evaluation of the customer. Collateral held varies but may include cash, real estate and improvements, marketable securities, accounts receivable, inventory, equipment, and personal property.

The contractual amounts of these commitments are not reflected in the consolidated financial statements and would only be reflected if drawn upon. Since many of the commitments are expected to expire without being drawn upon, the contractual amounts do not necessarily represent future cash requirements. However, should the commitments be drawn upon and should our customers default on their resulting obligation to us, Pinnacle Financial's maximum exposure to credit loss, without consideration of collateral, is represented by the contractual amount of those instruments.

A summary of Pinnacle Financial's total contractual amount for all off-balance sheet commitments at December 31, 2003 is as follows:

Commitments to extend credit	$95,615,000
Standby letters of credit	$30,317,000

At December 31, 2003, the fair value of Pinnacle Financial's standby letters of credit was $105,000. This amount represents the unamortized fee associated with these standby letters of credit and is included in the consolidated balance sheet of Pinnacle Financial. This fair value will decrease over time as the existing standby letters of credit approach their expiration dates.

In the normal course of business, Pinnacle Financial may become involved in various legal proceedings. As of December 31, 2003, the management of Pinnacle Financial is not aware of any such proceedings against Pinnacle Financial.

Note 10. Common Stock Offerings and Warrants

During June 2002, Pinnacle Financial concluded a follow-on offering of its common stock to the general public. As a result of this offering, Pinnacle Financial, through its underwriters, sold 1.2 million shares of common stock to the general public at $10.25 per share. The underwriters also exercised an over-allotment option and purchased an additional 180,000 shares at $10.25 per share, less the applicable underwriting discount. Net proceeds from the offering were approximately $12.7 million.

During September 2001, Pinnacle Financial concluded a private placement of its common stock to certain accredited investors. Pursuant to the private placement, Pinnacle Financial received approximately $3,597,000, net of offering expenses, from the subscription of 402,053 shares at $9 per share for its common stock. These shares were issued on October 26, 2001. The stock issued in connection with the private placement has not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the U.S. absent registration or an applicable exemption from the registration requirements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three executives of Pinnacle Financial (the Chairman of the Board, the President and Chief Executive Officer and the Chief Administrative Officer) along with nine members of Pinnacle Financial's Board of Directors and two other organizers of Pinnacle Financial were awarded on August 18, 2000, 203,000 warrants to acquire 203,000 shares of common stock at $10.00 per share. The warrants vest in one-third increments over a three-year period that began on August 18, 2000 and are exercisable until August 18, 2010. As of December 31, 2003, all of the warrants were exercisable.

Note 11. Salary Deferral Plan

Pinnacle Financial has a 401(k) retirement plan covering all employees who elect to participate, subject to certain eligibility requirements. The Plan allows employees to defer up to 15% of their salary with Pinnacle Financial matching 50% of the first 6% deferred in Pinnacle Financial stock. Pinnacle Financial's expense associated with the matching component of this plan for each of the years in the three-year period ended December 31, 2003 was approximately $143,000, $100,000 and $92,000, respectively, and is included in the accompanying statements of operations in salaries and employee benefits expense.

Note 12. Stock Option Plan

Pinnacle Financial has a stock option plan under which it has granted options to its employees to purchase common stock at or above the fair market value on the date of grant. All of the options are intended to be incentive stock options qualifying under Section 422 of the Internal Revenue Code for favorable tax treatment. Options under the plan vest in varying increments over five years beginning one year after the date of the grant and are exercisable over a period of ten years from the date of grant. The shareholders of Pinnacle Financial approved an allocation of 520,000 common shares toward this plan.

A summary of the plan changes during each of the years in the three-year period ended December 31, 2003 is as follows:

	Number	Weighted-Average Exercise Price
Outstanding at December 31, 2000	**186,450**	**$ 10.00**
Granted	53,300	7.65
Exercised	-	-
Forfeited	(550)	9.14
Outstanding at December 31, 2001	**239,200**	**$ 9.48**
Granted	129,700	10.01
Exercised	-	-
Forfeited	(6,550)	9.08
Outstanding at December 31, 2002	**362,350**	**$ 9.67**
Granted	92,900	15.09
Exercised	-	-
Forfeited	(1,550)	11.46
Outstanding at December 31, 2003	**453,700**	**$ 10.78**

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about Pinnacle Financial's stock option plan at December 31, 2003.

Grant date	Number of Shares Outstanding	Remaining Contractual Life in Years	Exercise Price	Number of Shares Exercisable
December, 2000	184,550	7.00	$ 10.00	110,730
March, 2001	49,300	7.25	7.64	19,720
November, 2001	1,050	8.00	7.75	420
February, 2002	121,700	8.25	9.92	24,340
September, 2002	2,300	8.75	11.50	460
December, 2002	2,500	9.00	12.91	500
February, 2003	42,700	9.25	13.30	-
April, 2003	23,100	9.25	13.43	-
June, 2003	3,600	9.50	16.25	-
September, 2003	15,400	9.75	18.00	-
November, 2003	7,500	10.00	23.88	-
	453,700	7.87	$ 10.78	156,170

On January 12, 2004, Pinnacle Financial granted options to purchase 47,790 common shares to certain employees at an exercise price of $24.74 per share. These options will vest in varying increments over five years beginning one year after the date of the grant and are exercisable over a period of ten years from the date of grant.

Note 13. Employment Contracts

Pinnacle Financial has entered into three continuously automatic-renewing three-year employment agreements with three of its senior executives, the President and Chief Executive Officer, the Chairman of the Board and Chief Financial Services Officer and the Chief Administrative Officer. These agreements will always have a three-year term unless any of the parties to the agreements gives notice of intent not to renew the agreement. The agreements specify that in certain defined "Terminating Events", Pinnacle Financial will be obligated to pay each of the three senior executives a certain amount which is based on their annual salaries and bonuses. These Terminating Events include disability, change of control and other events.

Note 14. Related Party Transactions

A local public relations company, of which one of Pinnacle Financial's directors is a principal, provides various services for Pinnacle Financial. For the years ended December 31, 2003, 2002, and 2001, Pinnacle Financial incurred approximately $137,000, $110,000 and $112,000, respectively, in expense for services rendered by this public relations company.

Note 15. Fair Value of Financial Instruments

The following methods and assumptions were used by Pinnacle Financial in estimating its fair value disclosures for financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow models. Those models are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2003 and 2002. Such amounts have not been revalued for purposes of these consolidated financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash, Due From Banks and Fed Funds Sold - The carrying amounts of cash, due from banks, and federal funds sold approximate their fair value.

Securities - Fair values for securities are based on available quoted market prices.

Loans - For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are equal to carrying values. For fixed rate loans that reprice within one year, fair values are equal to carrying values. For other loans, fair values are estimated using discounted cash flow models, using current market interest rates offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow models or based on the fair value of the underlying collateral.

Deposits, Securities Sold Under Agreements to Repurchase, Advances from the Federal Home Loan Bank and Subordinated Debt - The carrying amounts of demand deposits, savings deposits, securities sold under agreements to repurchase and subordinated debt approximate their fair values. Fair values for certificates of deposit and advances from the Federal Home Loan Bank are estimated using discounted cash flow models, using current market interest rates offered on certificates and advances with similar remaining maturities.

Off-Balance Sheet Instruments - The fair values of Pinnacle Financial's off-balance-sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credit and standby letters of credit do not represent a significant value to Pinnacle Financial until such commitments are funded. Pinnacle Financial has determined that the fair value of these instruments is not significant.

The carrying amounts and estimated fair values of Pinnacle Financial's financial instruments at December 31, 2003 and 2002 were as follows:

	December 31, 2003		December 31, 2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash, due from banks, and Federal funds sold	$ 47,184,050	$ 47,184,050	$ 12,942,129	$ 12,942,129
Securities available for sale	139,944,238	139,944,238	73,980,054	73,980,054
Mortgage loans held-for-sale	1,582,600	1,582,600	-	-
Loans	297,004,110	300,331,940	209,743,436	213,611,571
Financial liabilities:				
Deposits and securities sold under agreements to repurchase	$ 405,619,122	$ 406,219,648	$ 249,066,597	$ 248,676,006
Federal Home Loan Bank advances	44,500,000	44,639,973	21,500,000	21,505,811
Subordinated debt	10,310,000	10,310,000	-	-
	Notional Amount		Notional Amount	
Off-balance sheet instruments:				
Commitments to extend credit	$ 95,615,000	$ -	$ 64,530,000	$ -
Standby letters of credit	30,317,000	-	14,689,000	-

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16. Regulatory Matters

Pinnacle National is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2003, no dividends could be declared by Pinnacle National without regulatory approval.

Pinnacle Financial and Pinnacle National are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Pinnacle Financial and Pinnacle National must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Pinnacle Financial's and Pinnacle National's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Pinnacle Financial and Pinnacle National to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2003 and 2002, Pinnacle Financial and Pinnacle National meet all capital adequacy requirements to which they are subject. To be categorized as well-capitalized, Pinnacle National must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. Pinnacle Financial and Pinnacle National's actual capital amounts and ratios are presented in the following table (dollars in thousands):

	Actual		Minimum Capital Requirement		Minimum To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
At December 31, 2003						
Total capital to risk weighted assets:						
Pinnacle Financial	$47,914	12.8%	$29,981	8.0%	not applicable	
Pinnacle National	$38,617	10.3%	$29,944	8.0%	$37,430	10%
Tier I capital to risk weighted assets:						
Pinnacle Financial	$44,185	11.8%	$14,990	4.0%	not applicable	
Pinnacle National	$34,888	9.3%	$14,972	4.0%	$22,458	6%
Tier I capital to average assets (*):						
Pinnacle Financial	$44,185	9.7%	$18,188	4.0%	not applicable	
Pinnacle National	$34,888	7.7%	$18,188	4.0%	$22,735	5.0%
At December 31, 2002						
Total capital to risk weighted assets:						
Pinnacle Financial	$34,318	13.8%	$19,960	8.0%	not applicable	
Pinnacle National	$30,777	12.3%	$19,960	8.0%	$24,951	10.0%
Tier I capital to risk weighted assets:						
Pinnacle Financial	$31,631	12.7%	$9,980	4.0%	not applicable	
Pinnacle National	$28,090	11.3%	$9,980	4.0%	$14,970	6.0%
Tier I capital to average assets (*):						
Pinnacle Financial	$31,631	11.1%	$11,437	4.0%	not applicable	
Pinnacle National	$28,090	9.8%	$11,437	4.0%	$14,296	5.0%

(*) Average assets for the above calculations were fourth quarter amounts.

In connection with approving Pinnacle Financial's issuance of Trust Preferred Securities, the Federal Reserve Bank of Atlanta ("FRB-Atlanta") required Pinnacle Financial to maintain a Total capital to risk-weighted assets ratio of 10%, a Tier 1 capital to risk-weighted assets ratio of 6% and a Tier 1 capital to average-assets ratio of 5% during the year ended December 31, 2004. Furthermore, and in order to provide additional assurance to the FRB-Atlanta as to the maintenance of these ratios, Pinnacle Financial's President and Chief Executive Officer, Chairman and Chief Administrative Officer agreed to exercise their common stock warrant agreements should it become apparent that

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

maintenance of the ratios at the required levels would not occur otherwise during the year ended December 31, 2004.

Note 17. Parent Company Only Financial Information

The following information presents the condensed balance sheets, statements of operations, and cash flows of Pinnacle Financial as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003:

CONDENSED BALANCE SHEETS

	2003	2002
Assets:		
Cash	$ 9,108,723	$ 3,498,649
Investment in Pinnacle National	35,039,058	28,862,887
Investment in unconsolidated PNFP Statutory Trust I subsidiary	310,000	-
Income taxes receivable from Pinnacle National	902,819	-
Other assets	151,540	47,726
	$ 45,512,140	$ 32,409,262
Liabilities and Stockholders' equity:		
Current income taxes payable	855,759	-
Subordinated debt	10,310,000	-
Other liabilities	10,000	5,615
Stockholders' equity	34,336,381	32,403,647
	$ 45,512,140	$ 32,409,262

CONDENSED STATEMENTS OF OPERATIONS

	2003	2002	2001
Interest income	$ 24,833	$ 41,983	$ 12,046
Other expense	23,113	-	-
Income before income taxes and equity in income of subsidiary	1,720	41,983	12,046
Income tax (expense) benefit	(657)	(16,217)	63,943
Income before equity in income of subsidiary	1,063	25,766	75,989
Equity in income (loss) of subsidiary	2,553,576	622,294	(1,212,654)
Net income (loss)	$ 2,554,639	$ 648,060	$ (1,136,665)

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF CASH FLOWS

	2003	2002	2001
***Operating activities*:**			
Net income (loss)	$ 2,554,639	$ 648,060	$ (1,136,665)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Increase in income taxes receivable, net	(47,060)	-	-
Increase in other assets	(151,540)	-	-
Increase in other liabilities	4,385	5,615	-
Deferred tax expense (benefit)	47,726	16,217	(63,943)
Equity in (income) loss of subsidiary	(2,553,576)	(622,294)	1,212,654
Net cash provided (used) by operating activities	(145,426)	47,598	12,046
Investing activities –			
Investment in Trust	(310,000)	-	-
Investment in Pinnacle National	(4,244,500)	(10,080,000)	(3,000,000)
Net cash used by investing activities	(4,554,500)	(10,080,000)	(3,000,000)
Financing activities –			
Issuance of subordinated debt	10,310,000	-	-
Net proceeds from sale of common stock	-	12,745,000	3,597,479
Net increase in cash	5,610,074	2,712,598	609,525
Cash, beginning of period	3,498,649	786,051	176,526
Cash, end of period	$ 9,108,723	$ 3,498,649	$ 786,051

Note 18. Investments in Affiliated Companies (unaudited)

Investments in affiliated companies accounted for under the equity method consist of 100% of the common stock of PNFP Statutory Trust I ("Trust"), a wholly-owned statutory business trust. The Trust was formed on December 30, 2003. Summary unaudited financial information for the Trust as of December 31, 2003 follows (dollars in thousands):

Asset – Investment in subordinated debentures issued by Pinnacle Financial	$ 10,310
Liabilities – Trust preferred securities	$ 10,000
Equity – Common stock (100% owned by Pinnacle Financial)	310
Total liabilities and equity	$ 10,310

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19. Quarterly Financial Results (unaudited)

A summary of selected consolidated quarterly financial data for the years ended December 31, 2003 and 2002 follows:

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003				
Interest income $	3,946	$ 4,369	$ 4,702	$ 5,244
Net interest income	2,636	2,984	3,385	3,893
Provision for loan losses	288	347	318	204
Net income before taxes	568	839	1,228	1,345
Net income	373	537	787	858
Basic net income per share $	*0.10*	*$ 0.15*	*$ 0.21*	*$ 0.23*
Diluted net income per share $	*0.10*	*$ 0.14*	*$ 0.20*	*$ 0.21*
2002				
Interest income $	2,573	$ 2,872	$ 3,425	$ 3,691
Net interest income	1,682	1,815	2,279	2,423
Provision for loan losses	209	232	247	250
Net income before taxes	72	173	347	412
Net income	45	107	211	285
Basic and diluted net income per share $	*0.02*	*$ 0.04*	*$ 0.06*	*$ 0.08*

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors
Pinnacle Financial Partners, Inc.:

We have audited the accompanying consolidated balance sheets of Pinnacle Financial Partners, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Financial Partners, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Nashville, Tennessee
January 20, 2004

INVESTOR INFORMATION

Since August 14, 2002, Pinnacle Financial 's common stock has been traded on the Nasdaq National Market. Pinnacle Financial 's common stock was traded on the Nasdaq SmallCap Market from May 28, 2002 to August 13, 2002 after initially being traded on the OTC Bulletin Board. The following table shows the high and low bid price information for Pinnacle Financial's common stock for each quarter in 2003 and 2002. For the periods when the common stock was traded on the OTC Bulletin Board, these quotations reflect inter-dealer prices, without retail markup, markdown, or commission, and may not represent actual transactions.

	Bid Price Per Share	
	High	Low
2003:		
First quarter	$ 14.14	$ 12.76
Second quarter	17.00	13.05
Third quarter	19.94	16.00
Fourth quarter	25.90	19.35
2002:		
First quarter	$ 10.50	$ 8.75
Second quarter	11.82	9.75
Third quarter	11.75	10.90
Fourth quarter	13.30	11.01

As of February 15, 2004, Pinnacle Financial had approximately 60 shareholders of record and, additionally, approximately 1,350 beneficial owners.

Pinnacle Financial has not paid any cash dividends since inception, and it does not anticipate that it will consider paying dividends until Pinnacle National has achieved positive retained earnings and a level of profitability appropriate to fund such dividends and support asset growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information on dividend restrictions applicable to Pinnacle Financial.

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BOARD OF DIRECTORS

Sue G. Atkinson
Chairman
Atkinson Public Relations

Gregory L. Burns
Chairman and Chief Executive Officer
O'Charley's Inc.

Colleen Conway-Welch
Dean of Nursing
Vanderbilt University

Clay T. Jackson
Senior Vice President, Regional Agency Manager, Tennessee
BB&T-Cooper, Love & Jackson

John E. Maupin, Jr., DDS
President
Meharry Medical College

Robert A. McCabe, Jr.
Chairman
Pinnacle Financial Partners, Inc.

Robert E. McNeilly, Jr.
Retired Chairman of First American's Nashville Bank and President of First American Trust Company

Dale W. Polley
Retired President of First American National Bank and Vice Chairman of the First American Board

Linda E. Rebrovick
Senior Executive Vice President
BearingPoint, Inc.

James L. Shaub II
President and Chief Executive Officer
Southeast Waffles, LLC

Reese L. Smith III
President
Haury & Smith Contractors, Inc.

M. Terry Turner
President and Chief Executive Officer
Pinnacle Financial Partners, Inc.

ADDITIONAL FOUNDERS

John W. Eakin, Jr.
President
Eakin Properties, LLC

David B. Ingram
Chairman and President
Ingram Entertainment, Inc.

Hugh M. Queener
Executive Vice President and Chief Administrative Officer
Pinnacle Financial Partners, Inc.

LEADERSHIP TEAM

M. Terry Turner
President and Chief Executive Officer

Robert A. McCabe, Jr.
Chairman

Hugh M. Queener
Executive Vice President and Chief Administrative Officer

James E. White
Executive Vice President and Chief Lending Officer

P. Barry Moody
Executive Vice President and Manager, Pinnacle Asset Management

Joanne B. Jackson
Executive Vice President and Manager, Client Services Group

Charles B. McMahan
Executive Vice President and Senior Credit Officer

Harold R. Carpenter
Senior Vice President and Chief Financial Officer

LOCATIONS

Corporate Main Office:
Pinnacle Financial Partners, Inc.
211 Commerce Street, Suite 300
Nashville, Tennessee 37201
(615) 744-3700

Nashville Locations:
Pinnacle National Bank
211 Commerce Street, Suite 300
Nashville, Tennessee 37201
(615) 744-3700

Pinnacle National Bank
2703 Crestmoor Drive
Nashville, Tennessee 37212
(615) 743-3500

Pinnacle National Bank
847 Conference Drive
Goodlettsville, Tennessee 37072
(615) 744-3290

Williamson County Locations:
Pinnacle National Bank
7029 Church Street East
Brentwood, Tennessee 37027
(615) 744-5100

Pinnacle National Bank
7040 Carothers Blvd.
Franklin, Tennessee 37067
(615) 744-3770

GENERAL COUNSEL

Bass, Berry & Sims
Nashville, Tennessee

INDEPENDENT ACCOUNTANTS

KPMG LLP
Nashville, Tennessee

SHAREHOLDER SERVICES

Shareholders desiring to change address or ownership of stock, report lost certificates or to consolidate accounts should contact:

Registrar and Transfer Company
P.O. Box 1010
Cranford, New Jersey 07016-3572

INVESTOR RELATIONS

Shareholders and others seeking a copy of the Company's public filings should contact:

Chief Financial Officer
Pinnacle Financial Partners, Inc.
211 Commerce Street, Suite 300
Nashville, Tennessee 37201
(615) 744-3700

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders will convene at 11 a.m. on Tuesday, April 20, 2004. The meeting will be held in the BellSouth Amphitheater, 333 Commerce Street, Nashville, Tennessee. Further information regarding this meeting can be found in the Company's proxy statement for the 2004 Annual Meeting.

STOCK LISTING

The common stock of Pinnacle Financial Partners, Inc. is traded on the Nasdaq under the trading symbol "PNFP."

"FRIENDS OF PINNACLE" ANNOUNCEMENTS

The Company maintains an e-mail listing so that important financial news and insights as well as news about Pinnacle can be distributed quickly and efficiently. If you would like to be added to our "Friends of Pinnacle" distribution listing, please call us at (615)744-3700, or log on to www.mypinnacle.com and complete the "Contact Us" form.


Pinnacle
FINANCIAL PARTNERS

Pinnacle Financial Partners, Inc.
Commerce Center
211 Commerce Street
Nashville, TN 37201
(615)744-3700
www.mypinnacle.com


EQUAL HOUSING
LENDER